EXHIBIT 13


Management's Discussion and Analysis
Dollars in millions, except per share data


Unless otherwise indicated, references in Management's Discussion and Analysis to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2002, 2001 and 2000, unless otherwise indicated, are to fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Our fiscal year represents the period from July 1 through June 30.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes. Certain amounts and percentages do not recalculate due to rounding.


Results of Operations:  Company-Wide

Modifications to Our Reporting Segments

During the fourth quarter of 2002 we modified our reporting segments to reflect our new internal management organization. We have restated operating segment results of operations for prior periods to conform to our new operating segments.

North America Books and Home Entertainment
   - Publishes and markets, primarily through direct marketing, Books and Home Entertainment products (Select Editions; series and general books; and music, video, Young Families, and Children's Publishing products) in the United States and Canada;
   - Includes Reader's Digest Magazine Limited (Canada), which publishes and markets, primarily through direct marketing, Reader's Digest magazine in Canada;
   - Sells Reader's Digest magazine and other publishers' magazines and products through youth fundraising campaigns of Quality Service Programs Inc. in Canada;
   - Sells books and gift items, including Reader's Digest Books and Home Entertainment products, by display marketing products on-site through independent sales representatives, at schools and businesses through Books Are Fun, Ltd. in the United States;
   - Includes the operations of our financial services alliances in the United States and Canada; and
   - Includes the operations of Gifts.com, Inc. (including Good Catalog Company), which will cease operations in fiscal 2003.

U.S. Magazines
   - Publishes and markets, primarily through direct marketing, Reader's Digest magazine and several special interest magazines in the United States;
   - Publishes and markets, primarily through direct marketing, several magazines and books as well as operating complementary businesses of Reiman Media Group, Inc., which we acquired on May 20, 2002; and
   - Sells its magazines and other publishers' magazines and products through youth fundraising campaigns of QSP, Inc. in the United States.

International Businesses
   -    Operates outside of the United States and Canada;
   - Publishes and markets, primarily through direct marketing, Books and Home Entertainment products (described above),
        Reader's Digest magazine in numerous editions and languages, and several special interest magazines; and

   - Includes the operations of our financial services alliances and other new business development initiatives, including the introduction of display marketing and youth-fundraising marketing, in some of our international markets.

Other Operating Items and Foreign Currency Translation

Management's Discussion and Analysis has been written excluding the effect of foreign currency translation and other operating items. Other operating items consist of restructuring and asset impairment charges associated with restructuring plans, and were $(27) in 2002, $(18) in 2001, and $(3) in 2000 (see Note 3, Other Operating Items, Net, in our Notes to Consolidated Financial Statements).

In certain instances circumstances arose that resulted in decisions to retain employees previously identified for termination, and in certain other instances the cost associated with actions identified was settled for less than originally anticipated. In these instances, the associated charges were reversed.

Other operating items, net of $(27) in 2002 comprised: Charges of $(13) related to our U.S. Books and Home Entertainment business; charges of $(6) related to our closure of Gifts.com, Inc.; and $(17) of other charges. Offsetting these charges were accrual reversals of $9 related to reserves established in 2001 and previous years. In connection with these initiatives, we eliminated 289 positions, of which 62% were separated during the fourth quarter of 2002. Approximately 16% of the positions identified were located outside the United States.

        U.S. Books and Home Entertainment
        In response to reduced volume in our U.S. Books and Home
        Entertainment business, we announced new initiatives to reduce the cost base of this business unit. Charges of $(3) for severance costs, $(3) for contract terminations, and $(7) for asset impairments and other items were the result of:
            -    Eliminating an unprofitable catalog business.
            - Exiting the video business, except for certain single sales videos.
            -    Reducing certain continuity series and general books.
            -    Consolidating two business units, Health and Home.
            -    Reducing mail quantities by approximately 40%.
            -    Reducing editorial, promotion, distribution and overhead costs.

        Gifts.com, Inc.
        In April 2002 we announced our intention to divest Gifts.com, Inc. Subsequent to this determination, we decided to close the business. Accordingly, our $(6) charge comprises: $(1) for severance costs, $(1) for contract terminations and $(4) for net asset write-downs, including goodwill.

        Other Charges
        Other charges of $(17) comprised: $(11) for severance costs, $(4) for contract terminations, and $(2) for asset write-downs and other charges. These charges were taken in connection with a plan to streamline various U.S. and international businesses and reduce global staffing levels.

Other operating items, net of $(18) in 2001 comprised: Net charges of $(31) primarily related to severance costs associated with cost-reduction and re-engineering activities; impairment losses of $(7) relating primarily to our investment in Walking magazine; and, offsetting these charges, adjustments of $10 related to accrual balances originally recorded in years prior to 2001 and adjustments to accrual balances of $10 as a result of a favorable state tax settlement.

Other operating items, net of $(3) in 2000 comprised: Asset impairments of $(3) primarily related to property, plant and equipment in the United Kingdom; charges of $(10) for severance costs; and, offsetting these charges, adjustments to accrual balances of $10 from charges recorded in prior years.


Summary of Operating Segment Results

                                                        Years ended June 30,
                                                  2002          2001          2000

Revenues
  North America Books and Home Entertainment    $   670       $   757       $   747
  U.S. Magazines                                    627           652           582
  International Businesses                        1,072         1,109         1,156
                                                -------       -------       -------
Total revenues                                  $ 2,369       $ 2,518       $ 2,485
                                                =======       =======       =======
Operating profit (loss)
  North America Books and Home Entertainment    $    14       $    56       $    51
  U.S. Magazines                                     81            77            90
  International Businesses                           90           114           116
                                                -------       -------       -------
Segment operating profit                            185           247           257
  Other operating items, net                        (27)          (18)           (3)
                                                -------       -------       -------
Total operating profit                          $   158       $   229       $   254
                                                =======       =======       =======


Revenues and Operating Profit

2002 v. 2001

Revenues decreased 6% to $2,369 in 2002, compared with $2,518 in 2001. Excluding the adverse effect of foreign currency translation, revenues decreased 5%. The decrease in revenues was attributable to lower revenues in North America Books and Home Entertainment and (to a lesser extent) in U.S. Magazines and in International Businesses. Primary factors contributing to the decline were lower revenues for:
   - General books, music and video products, and Select Editions in our North America Books and Home Entertainment segment.
        Lower revenues resulted principally from our significant reduction of mail quantities in anticipation of lower response rates as a result of promotion changes required by our March 2001 attorneys general sweepstakes agreement and continued softness in the U.S. economy. Moreover, due to the aftermath of the September 11th terrorist attack and subsequent anthrax scare, response rates were lower than expected.
   - Reader's Digest magazine subscriptions, which were adversely affected by the aftermath of the September 11th terrorist attack and the subsequent anthrax scare, as well as by an increased number of new subscribers at lower introductory rates. In addition, revenues were lower due to the absence of revenues from Walking magazine. (In 2002 we recognized revenues of $3 as the September/October issue was our last issue, whereas 2001 included a full year of revenues, $13, from the magazine.)
   - International Businesses due to weakness in some markets, including Germany and the United Kingdom for music products and Select Editions. The decline in revenues was principally driven by reductions in mail quantities to eliminate marginally unprofitable mailings and by lower response rates to mailings. Revenues also declined in Australia, Mexico and Argentina. In Australia, the decline was driven by planned reductions in mail quantities that resulted in lower unit sales. In Mexico, revenues were down principally due to lower sales of music products in direct mail and kiosks. Our revenues in Argentina were down principally due to weak economic conditions.

These declines in revenues were partially offset by:
   - A 13% increase in revenues at Books Are Fun from growth in the number of events held and in the average sales per event.
   - Inclusion of revenues amounting to $31 related to Reiman from the date of acquisition, May 20, 2002.
   - Revenue growth in Eastern European countries (excluding Poland) of 26% as a result of higher promotion efforts.
   -    An increase in revenues attributable to our financial services alliances.

Segment operating profit decreased 25% to $185 in 2002, compared with $247 in 2001. Excluding the effect of foreign currency translation, segment operating profit decreased 26%. The decline in profit was attributable to declines in North America Books and Home Entertainment and International Businesses, partially offset by improved performance in U.S. Magazines. Primary factors contributing to the decline included:
   - Lower operating profit in North America Books and Home Entertainment, due to lower revenues principally in Select Editions and general books, and investments in new marketing channels, including third-party mailing lists. This decline was partially offset by increased operating profit from Books Are Fun due to revenue growth and from financial services alliances.
   - Lower profits in some markets, including the United Kingdom, Australia, Poland and Mexico. The decrease is attributable to lower revenues, the initial costs of investments in new marketing channels, and in some markets, weak economic conditions.

These declines were partially offset by:
   - Increased profit in U.S. Magazines driven by lower promotion costs and the timing of promotion costs at Reader's Digest magazine and by reduced losses from Walking magazine, which was sold in 2002.
   - The absence in 2002 of nondeductible goodwill amortization primarily related to Books Are Fun as a result of our adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

Product, distribution and editorial expenses decreased 2% to $948 in 2002, compared with $971 in 2001. This decline was principally a result of lower unit volumes for most product lines in U.S. Books and Home Entertainment, especially music and video products. In addition, the elimination of Walking and New Choices magazines contributed to the decrease in product costs. These declines were partially offset by increased costs from higher sales volume at Books Are Fun and from the acquisition of Reiman.

Promotion, marketing and administrative expenses decreased 5% to $1,237 in 2002, compared with $1,300 in 2001. For North America Books and Home Entertainment and for U.S. Magazines, the decline in expenses was principally attributable to the strategic reductions in mail quantities to eliminate marginally unprofitable mailings, the elimination of Walking and New Choices magazines, lower operating costs at Gifts.com, Inc., and the cessation of the amortization of goodwill as required after the adoption of SFAS No. 142. The decline in expenses for International Businesses was principally due to the favorable cost impact of lower volumes in some markets and to actions taken in 2001 that streamlined and consolidated administrative functions worldwide. These declines were partially offset by higher variable compensation plan expenses and lower net pension income in 2002 compared with 2001.

During 2002 our results benefited from net pension income of $35, compared with $42 in 2001. Net pension income arises because we are in a net pension asset position with respect to our pension obligation and our estimate of the long-term rate of return on our assets exceeds the service and interest cost on our obligation. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," we recognize the difference between the actual and estimated returns on plan assets over a five-year period. During 2001 our expected return on assets exceeded our actual return. Accordingly, our net pension income for 2002 was lower than the net pension income recognized in 2001.

Pension income and other items, including postretirement medical payments, executive compensation, and corporate administrative costs, are allocated to our operating segments in accordance with the methodology described in Note 14, Segments, in our Notes to Consolidated Financial Statements. Such amounts appear in promotion, marketing and administrative expenses on our income statement.


2001 v. 2000

Revenues increased 1% to $2,518 in 2001, compared with $2,485 in 2000. Excluding the adverse effect of foreign currency translation, revenues increased 6%. The increase in revenues was principally attributable to:
   - Sales increase of 58% for QSP products, primarily from the integration of the products and former sales force of World's Finest Chocolate, Inc.
   - Revenue growth in our International Businesses as a result of increased membership in certain series products as well as higher sales of general books, music and video products. Revenues grew primarily in Eastern Europe and other developing markets because of higher response rates to increased promotion and more effective promotion techniques.
   - Inclusion of a full year of revenues from Books Are Fun, which was acquired during the second quarter of 2000, as well as incremental revenue growth at Books Are Fun that resulted in 22% higher revenues in 2001 compared with the prior year.

Revenue growth was partially offset by:
   - Lower sales primarily for video products and general books in the United States due to reduced mailings and lower response rates.
   - A decline in circulation revenues for Reader's Digest magazine primarily driven by lower renewals at higher subscription rates and the addition of new subscribers at lower introductory rates.
   -    Lower advertising revenues for the special interest magazines in the United States resulting from industry-wide softness, particularly in the automotive, do-it-yourself and health categories.
   - Lower sales from a reduction in catalog activity, which was intended to improve profitability at Gifts.com, Inc.'s Good Catalog Company division.

Segment operating profit decreased 4% to $247 in 2001, compared with $257 in 2000. However, excluding the adverse effect of foreign currency translation, profit increased 4% principally from:
   - Profit growth for International Businesses attributed to higher sales of virtually all Books and Home Entertainment products sold in these markets.
   - Lower employee-related costs for all operating segments as a result of reductions in variable compensation plans.
   - Lower losses as a result of reduced marketing and development costs associated with gifts.com, compared with higher costs associated with the launch of the Web site in the earlier year.

Offsetting these profit improvements were declines in the United States due to changes in sweepstakes promotions, softness in the U.S. economy and the direct-mail industry that resulted in lower response rates to certain products, and lower magazine advertising volume. These factors were evident in certain segment and product line results, specifically in:
   - North America Books and Home Entertainment, where sales were lower for video products, general books and illustrated series products as a result of lower response rates.
   - U.S. Magazines, where profits were lower for Reader's Digest magazine as a result of increased testing of new subscription sources and additional costs associated with a major fulfillment-outsourcing project; and for the special interest magazines due to industry-wide softness in several advertising categories.

Product, distribution and editorial expenses increased 7% in 2001 to $971, compared with $907 in 2000. These costs increased principally due to additional volume for U.S. Magazines from the integration of the products and former sales force of World's Finest Chocolate and for North America Books and Home Entertainment from the inclusion of a full year of results for Books Are Fun. In addition, costs (excluding the effect of foreign currency translation) were higher for International Businesses as a result of incremental volume growth in many markets.

Promotion, marketing and administrative expenses decreased 2% in 2001 to $1,300, compared with $1,320 in 2000. However, excluding the effect of foreign currency translation, these costs increased 2%. The increase in promotion, marketing and administrative expenses was due to the volume increases described above for U.S. Magazines, North America Books and Home Entertainment, and International Businesses. Offsetting a portion of the increases were lower expenses for North America Books and Home Entertainment primarily from reduced marketing and development costs associated with Gifts.com, Inc.

Other (Expense) Income, Net

2002 v. 2001

Other (expense) income, net for 2002 was $(17), compared with $(41) in 2001. Excluding equity in losses (including goodwill amortization) associated with our investment in BrandDirect Marketing, Inc., other (expense) income, net was $(16) in 2001. The primary factors affecting comparability are:
   - In 2002 we had a write-off of $(3) related to our remaining investment in Schoolpop, Inc., compared with write-offs of $(21) in 2001.
   - A loss on foreign exchange of $(4) in 2002 compared with a gain on foreign exchange of $1 in 2001.
   - Lower interest income of $5 in 2002, compared with $8 in 2001, due to lower interest rates.
   - Lower gains on the sales of certain assets, other businesses and contract terminations of $7 in 2002, compared with $13 in 2001, primarily attributable to a contract termination payment recognized in 2001 of $4.
   - Expenses associated with our proposed recapitalization of $(3) (see Note 15, Subsequent Events, in our Notes to
           Consolidated Financial Statements).

2001 v. 2000

Other (expense) income, net for 2001 was $(41), compared with $(19) in 2000. The principal items affecting the comparability of other (expense) income, net were:
   - Reduced equity in losses (including amortization of goodwill associated with our investment) of BrandDirect Marketing of $5. These losses included a write-down of $(13), which reduced the carrying value of our investment to zero. In 2000, these losses amounted to $(29).
   - A write-down of our investment in Schoolpop of $(7) and a write-off of our investment in e-finet.com of $(3) in the fourth quarter of 2001.
   - Recognition of an other-than-temporary decline in the market value of our investment in WebMD Corporation amounting to $(10) in the fourth quarter of 2001.
   - Higher interest expense, net in 2001 of $(18) resulting from higher debt levels.
   - Income in 2001 of $8 from the sale of certain investments and proceeds of $4 from the termination of an agreement. In 2000, other (expense) income, net included a gain of $7 from the sale of American Health magazine.

Income Taxes

2002 v. 2001

The effective tax rate for 2002 was 35.1%, compared with a rate of 29.7% for 2001. The increase was primarily attributable to a change in the valuation allowance in the fourth quarter of 2001 on capital losses relating to BrandDirect Marketing. Excluding this, our effective tax rate was 33.5% in 2001. The higher effective rate in 2002 was attributable to the write-down of certain investments in 2001, which did not occur to the same extent in 2002, as described above, partially offset by the absence in 2002 of nondeductible goodwill amortization primarily related to Books Are Fun as a result of our adoption of SFAS No. 142.

2001 v. 2000

The effective tax rate for 2001 was 29.7%, compared with a rate of 38.3% for 2000. The decrease was primarily because of a change in the valuation allowance in the fourth quarter of 2001 on capital losses relating to BrandDirect Marketing. Excluding this and other items affecting the comparability of reported results, our effective tax rate was 33.5% in 2001 and 34.5% in 2000.

Net Income

2002 v. 2001

As a result of the items discussed above, net income in 2002 was $91 or $0.89 per share on a diluted-earnings basis ($0.90 per share for basic earnings per share). In 2001, net income was $132 or $1.26 per share on a diluted-earnings basis ($1.27 per share for basic earnings per share).

2001 v. 2000

As a result of the items discussed above, net income in 2001 was $132 or $1.26 per share on a diluted-earnings basis ($1.27 per share for basic earnings per share). In 2000, net income was $145 or $1.34 per share on a diluted-earnings basis ($1.35 per share for basic earnings per share).

Results of Operations:  Operating Segments

North America Books and Home Entertainment

2002 v. 2001

Revenues for North America Books and Home Entertainment decreased 11% to $670 in 2002, compared with $757 in 2001. The decline in revenues was driven by lower sales for most products in U.S. Books and Home Entertainment, especially music and video products and general books, partially offset by an increase in revenues at Books Are Fun and from our financial services alliances. In anticipation of lower response rates as a result of promotion changes required by the attorneys general sweepstakes agreement and of softness in the U.S. economy, we reduced our mail quantities by approximately 32% in 2002. Moreover, due to the aftermath of the September 11th terrorist attack and subsequent anthrax scare, response rates were lower than expected.

These declines in revenues were partially offset by a 13% increase in revenues at Books Are Fun due to strong growth in school and corporate events, sales per event, and the successful introduction of art and jewelry events. In addition, revenues from our financial services alliances doubled when compared with 2001. This was due to a contract termination payment of $5 from a former insurance marketing alliance partner and the introduction of a new investment products marketing alliance in the United States.

Operating profit for this segment decreased 74% to $14 in 2002, compared with $56 in 2001. The decline in profit was primarily attributable to the revenue changes described above and investments in new marketing channels, including telemarketing and third party mailing lists. These declines were partially offset by significant cost reduction initiatives in our U.S. Books and Home Entertainment business, profit growth at Books Are Fun, due in part to the absence of goodwill amortization in accordance with SFAS No. 142, and lower operating costs for the Gifts.com, Inc. Web site.

2001 v. 2000

Revenues for North America Books and Home Entertainment increased 1% in 2001 to $757, compared with $747 in 2000. Revenues for Books Are Fun increased 22% in 2001 compared with the prior year, principally the result of the inclusion of a full year of operations and incremental revenue growth. Revenues increased in our Canadian operations for Books and Home Entertainment and QSP products. In addition, revenues grew for Young Families products as a result of increased promotional activity to attract new customers. Such growth was partially offset by lower sales primarily in the United States during the second half of 2001 due to:
   - The elimination of mailings for video products during the fourth quarter of 2001 as well as a shift in mailings during the second quarter of 2001 from video to music products.
   - Lower response rates for general books primarily from a product with stronger appeal in fiscal 2000, How to Do Just About Anything on a Computer, which outperformed sales of titles in 2001.
   - Reduced mailings and lower response rates during the third quarter of 2001 for series products (Select Editions and reading and illustrated series).
   - Adjustments to our sweepstakes promotions in 2001 as a result of an agreement with the attorneys general.

Operating profit for North America Books and Home Entertainment increased 9% in 2001 to $56, compared with $51 in 2000. Profit was higher principally because of planned reductions in marketing and development costs related to our gifts.com Web site, improved results from financial services alliances, and higher profits for Young Families and music single-sales products that resulted from increased promotions.

Partially offsetting these profit improvements were:
   - Lower revenues for video products and general books as described above.
   - Lower response rates for an illustrated series product compared with the prior year.
   - Inclusion of a full year of operations for Books Are Fun in 2001 compared with only three quarters of operations for 2000. Accordingly, results for 2000 exclude Books Are Fun's typical first quarter seasonal loss.


U.S. Magazines

2002 v. 2001

Revenues for U.S. Magazines decreased 4% to $627 in 2002, compared with $652 in 2001. The decline was principally due to factors described below, partially offset by the addition of $31 in revenue from the acquisition of Reiman in the fourth quarter of 2002. The declines were principally attributable to:
   - A 10% decline in revenues for Reader's Digest magazine. Lower circulation revenues resulted principally from the aftermath of the September 11th terrorist attack and subsequent anthrax scare as well as an increased number of new subscribers at lower introductory rates. Advertising revenues declined due to continued softness in the U.S. advertising market.
   - Lower revenues of 57% from the sale of Walking magazine in the first quarter of 2002 and the closure of New Choices magazine.
   - A 3% decline in revenues at QSP in part due to the displacement or cancellation of events after the September 11th terrorist attack in the second quarter of 2002, QSP's peak seasonal marketing period.

Operating profit for this segment increased 5% to $81 in 2002, compared with $77 in 2001. This increase was principally driven by lower promotion and fulfillment costs for Reader's Digest magazine, the sale of an unprofitable magazine, Walking, and profit of $1 contributed by Reiman.

2001 v. 2000

Revenues for U.S. Magazines increased 12% in 2001 to $652, compared with $582 in 2000. Revenues for QSP products increased 53% in 2001 compared with the prior year primarily due to higher sales of food and gift items. During 2001, QSP benefited from the integration of the products and sales force of World's Finest Chocolate, which took place during the fourth quarter of 2000. Also, advertising revenues for Reader's Digest magazine were higher during the period compared with the prior year.  These improvements in revenues were slightly offset by:
   - A decline in circulation revenues for Reader's Digest magazine primarily driven by lower renewals at higher subscription rates and the addition of new subscribers at lower introductory rates.
   - Lower advertising revenues for the special interest magazines from industry-wide softness, particularly in the automotive, do-it-yourself and health categories.
   - The absence of revenues following the sale of American Health magazine, which ended publication in the second quarter of 2000.

Operating profit for U.S. Magazines decreased 14% in 2001 to $77, compared with $90 in 2000, with the majority of the operating profit continuing to be provided by QSP. Operating profit decreased for Reader's Digest magazine due to increased testing of new subscription sources, higher costs associated with a major fulfillment outsourcing project and lower profits for the special interest magazines due to industry-wide softness in certain advertising sectors particular to these magazines. Partially offsetting the decline in operating profit were additional sales of QSP products and higher advertising sales of Reader's Digest magazine.

International Businesses

2002 v. 2001

Revenues for International Businesses decreased 3% to $1,072 in 2002, compared with $1,109 in 2001. Excluding the adverse impact of foreign currency translation, revenues decreased 2%. Declines were principally attributable to weaker performance in certain markets, including Australia, Germany, Argentina, the United Kingdom and Poland. During the third quarter of 2002, we experienced slightly lower response rates in countries that converted to the euro (promotional efforts may differ significantly depending on the market). We evaluate promotional investments on a market-by-market basis taking into consideration various factors, including the local economic environment. Specific details of revenue declines include:
   - An 18% decline in revenues across a majority of the products in Australia due to a 25% reduction in mail quantities as part of a plan to lower mailing intensity and due to lower response rates, compared with 2001. In addition, during late 2001 and early 2002 we restructured the management team to focus on revitalizing the business.
   - A revenue decline of 6% in Germany as a result of reduced mail quantities for music products and lower response rates to mailings for Select Editions products. Mail quantities were reduced to eliminate marginally unprofitable mailings. These declines were partially offset by the results of mailings for new products promoted in the second half of 2002.
   - A 45% decline in revenues in Argentina attributable to strategic reductions in mail quantities in response to the poor economic conditions in the country.
   - A revenue decline of 4% in the United Kingdom primarily due to lower response rates for general books mailings and the timing of Select Editions promotions. These reductions were partially offset by higher revenues for some products from the use of new marketing channels. In addition, response rates were lower for Reader's Digest magazine promotional mailings; however, this decline was partially offset by increased subscription renewals.
   - A 13% decline in revenues in Poland for most products due to lower mail quantities and response rates compared with 2001. The decline was partially offset by the introduction of new products and the use of new marketing channels.

The revenue declines above were partially offset by strong performances in Russia and most developing markets, including Hungary, Asia, the Czech Republic and Slovakia. Principal offsetting factors were:
   - Higher revenues of 27% across all products in Russia principally due to increased mail quantities, increased response rates to mailings and new music product introductions in 2002.
   - Higher revenues of 26% in the Eastern European countries (excluding Poland) principally due to increased mail quantities and mailings for general books and new music product introductions in 2002.
   - Increased revenues in Asia principally due to increased mail quantities and response rates to mailings for general books, partially offset by lower mail quantities for music products and Reader's Digest magazine.

Operating profit for this segment decreased 22% to $90 in 2002, compared with $114 in 2001. Excluding the impact of foreign currency translation, segment operating profit decreased 25%. The decrease is primarily attributable to the revenue changes described above as well as increased promotion costs in the United Kingdom. In addition, investments in new marketing channels, including telemarketing, and new product introductions in the United Kingdom, Australia and Mexico contributed to the decline. These declines were partially offset by the effects of cost-reduction initiatives in most European markets.

2001 v. 2000

Revenues for International Businesses decreased 4% in 2001 to $1,109, compared with $1,156 in 2000. However, excluding the adverse effect of foreign currency translation, revenues increased 4%. Revenues were higher for virtually all Books and Home Entertainment products, with nearly half of our markets recording double-digit growth for the year. Revenues increased principally because of:
   - Growth for series products (Select Editions and reading and illustrated series) in Germany and Eastern Europe. Sales of these products were higher as a result of increased promotional efforts and increased membership.
   - Higher revenues for general books in Russia, Asia, Mexico and the Czech Republic. These increases were due to improved response rates that resulted from more effective promotion techniques and more popular products.
   - Increased promotions and higher response rates for music and video products, primarily in Mexico, Asia and Switzerland.

Offsetting a portion of the revenue increase (excluding the adverse effect of foreign currency translation) was:
   - Modestly lower revenues across all product lines resulting from the sale of our Italian operations in the fourth quarter of 2000.
   - Reduced mailing activity of music and series products in the United Kingdom.
   - Reduced revenues for Reader's Digest magazine sold in our international markets. Revenues declined due to weaker advertising sales in many countries and strategic reductions in the circulation rate base in the United Kingdom.

Operating profit for International Businesses decreased 2% in 2001 to $114, compared with $116 in 2000. However, excluding the adverse effect of foreign currency translation, operating profit increased
14%. Profits were higher in almost all markets. Profit growth was primarily from increased sales of Books and Home Entertainment products as described above. Also, in Asia and Mexico profits were higher as a result of higher subscription sales of Reader's Digest magazine. In addition, profits increased in many markets from the execution of global contracts to facilitate magazine fulfillment resulting in lower paper and printing costs for Reader's Digest magazines.

Profit growth (excluding the adverse effect of foreign currency translation) was partially offset by incremental spending on initiatives to acquire new customers in Brazil, the sale of our Italian operations and higher promotion costs in Australia from a shift in the timing of mailings.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1, Organization and Summary of Significant Accounting Policies, in our Notes to Consolidated Financial Statements. The accounting policies described below are those that we believe are critical to an understanding of our financial statements and require a significant level of management judgment. These judgments entail estimates and assumptions that are essential to determining the recorded amounts and their impact on our operating results. Due to the uncertainty inherent in these estimates and assumptions, actual results may differ.

Estimates of Returns and Bad Debt
Our ability to accurately estimate returns and bad debt is critical in determining the amount of revenue to recognize and promotion and agent costs to defer. These estimates are also important to an accurate presentation of revenue on our income statement. We estimate returns for all products as well as cancellations of magazine subscriptions based on historical data, method of promotion and results of market testing for the products. Reserve levels are adjusted as actual return data is received. Generally, on a consolidated basis, our estimates of returns have not differed significantly from actual results.

Estimates of bad debts are prepared using historical data based on the type of product and promotion and the source of customer. We review our bad debt reserves periodically to ensure they are appropriately stated. If actual results differ from our estimates, the reserve is adjusted as actual bad debt data is received. Generally, on a consolidated basis, our estimates of bad debts have not differed significantly from actual results.

Inventory Valuation
We periodically assess our inventory for obsolescence and to ensure it is recorded at the lower of cost or market value. In estimating the necessary inventory reserve, we forecast demand for products on hand and assess market conditions, including potential usage in future promotions. Adjustments to inventory reserves are recorded in product, distribution and editorial expenses on our income statement.

Deferred Promotion Costs and Related Amortization
Deferral of promotion costs is only allowed if certain criteria are met, including whether the future revenues expected to be generated by a promotional campaign are greater than the costs deferred. Estimates of revenues to be generated, and returns, are made using historical data based on the type of product, method of promotion and customer targeted. As actual revenues for a specific promotional campaign are received, the campaign is re-assessed. To the extent the costs of the campaign exceed revenues generated, the difference is expensed immediately.

Pension Assumptions
The calculation of pension income (expense) is based on various actuarial assumptions. The expected return on assets, a significant factor in determining pension expense, requires significant judgment. We review this assumption annually, together with actuarial consultants, to determine a reasonable rate.

Restructuring Charges
We establish reserves for severance costs, contract terminations and asset impairments as a result of plans we undertake to streamline our organization and reposition certain businesses. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and contract termination settlements, are based on assumptions at the time the actions are initiated. To the extent actual costs differ from those estimates, reserve levels may need to be adjusted. In addition, plans for certain severance actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved.

Goodwill and Intangible Assets
As discussed more fully in Note 6, Goodwill and Other Intangible Assets, Net in our Notes to Consolidated Financial Statements, on July 1, 2001, we elected early adoption of SFAS No. 142. Under this statement, goodwill and intangibles with indefinite lives must be assessed annually for impairment. These assessments, which require a great deal of judgment, involve management's estimates of future cash flows, market trends and other factors. If goodwill is determined to be impaired, a loss is recorded in accordance with the statement.

Intangible assets with finite lives must be assessed for impairment whenever changes in circumstances indicate that the assets may be impaired. Similar to goodwill, the assessment for impairment requires estimates of future cash flows related to the intangible asset. To the extent the carrying value of the asset exceeds its future cash flows, an impairment loss is recorded based on the fair value of the asset.

Liquidity and Capital Resources
(forward-looking information)

The consolidated statement of cash flows for the year ended June 30, 2002, is summarized below:


Cash and cash equivalents at June 30, 2001                          $ 35

Net change in cash due to:
  Operating activities                                               133
  Investing activities                                              (773)
  Financing activities                                               716
  Effect of exchange rate changes on cash and cash equivalents        (3)
                                                                   -----
Net change in cash and cash equivalents                               73
                                                                   -----
Cash and cash equivalents at June 30, 2002                         $ 108
                                                                   =====

Cash and cash equivalents increased to $108 as of June 30, 2002, compared with $35 as of June 30, 2001. The positive cash flow from operating activities was principally attributable to an $80 improvement in working capital in 2002, compared with a $132 reduction in working capital in 2001. Primary factors contributing to improved working capital include:
   - Reductions in inventory in our QSP and North America Books and Home Entertainment businesses due to the timing of purchases and better inventory management practices, respectively.
   -       Reduced levels of incentive compensation paid in 2002 for 2001.
   -       Decreased promotion expenses.
   -       Increased focus on working capital management.

Other changes in cash were principally driven by the $950 borrowed to complete the Reiman acquisition and to pay expenses relating to the proposed recapitalization (see Note 15, Subsequent Events, in our Notes to Consolidated Financial Statements). In connection with the proposed recapitalization that was scheduled to occur after June 30, 2002, the $100 borrowed in order to repurchase shares from the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace Reader's Digest Fund, Inc. (the Funds) was included in cash and cash equivalents on our balance sheet. In addition to the acquisition of Reiman, uses of cash during 2002 included net repayments on our revolving credit facilities of $160, the repurchase of approximately 3.6 million shares of our stock for $64 and $21 of dividends paid.

As described in Note 11, Debt, in our Notes to Consolidated Financial Statements, on May 20, 2002, we:
   - Borrowed $950 under a new Term Loan Agreement with a syndicate of banks and other financial institutions;
   - Amended and restated our Five-Year Revolving Credit and Competitive Advance Facility Agreement (which allows for
           $193 of principal borrowings) to conform it to the Term Loan Agreement (the Term Loan Agreement and the Five-Year
           Revolving Credit and Competitive Advance Facility Agreement are collectively referred to as the 2002 Credit Agreements); and
   - Terminated our 364-Day Revolving Credit and Competitive Advance Facility Agreement.

The proceeds of $950 were partially used to complete the Reiman acquisition, pay related financing and transaction costs, and refinance previously existing obligations; part will be used to finance the proposed recapitalization. Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants, including limitations on additional debt for money borrowed and related guarantees, acquisitions, share repurchases, liens, and minimum interest coverage and maximum leverage ratios. As of June 30, 2002, we were in compliance with these covenants.

In the event the recapitalization transactions are completed by December 31, 2002, the $100 of principal borrowed under the Term Loan Agreement would be used to finance these transactions. As a result, $100 included in loans and notes payable on the balance sheet would be reclassified to long-term debt.

The Term Loan Agreement requires quarterly principal repayments, beginning with the first quarter of fiscal 2003, with the final payment due in 2008. Aggregate mandatory principal payments are $132 in fiscal 2003, $32 in fiscal 2004, $57 in fiscal 2005, $82 in each of fiscal 2006 and fiscal 2007, and $565 in fiscal 2008. The Term Loan Agreement requires us to use our excess cash flow to prepay the principal amount of borrowings.

The interest rate under the Term Loan Agreement is required to be reset from time to time for periods of up to six months. The interest rate is either LIBOR plus a spread based on our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. If our current credit rating were to decrease one increment, our interest rate would increase 43 basis points. If our credit rating were to improve one increment, our interest rate would decrease 13 basis points. Due to the increased level of borrowings outstanding, our interest expense will be significantly higher in fiscal 2003 than in 2002.

Under the 2002 Credit Agreements, we are required to hedge at least one-third of borrowings outstanding under the Term Loan Agreement. In July 2002, we entered into agreements to cap at 6% the interest rate on $400 of the LIBOR component of our borrowings under the Term Loan Agreement for a period of three years.

In May 2001, we announced authorization to repurchase up to a total of $250 in shares of our outstanding Class A nonvoting common stock, which superseded a 5.0 million share repurchase authorization announced in October 2000. As of June 2002, we had purchased approximately 3.6 million shares for approximately $64 under the May 2001 authorization. We do not expect to repurchase additional shares during any period when repurchases are prohibited under the 2002 Credit Agreements.

In the second quarter of 2002, we filed a shelf registration statement with the Securities and Exchange Commission allowing us to issue up to $500 of public debt securities. As of June 30, 2002, no securities had been issued under the registration statement.

At June 30, 2002, some of our international subsidiaries had available lines of credit totaling $12. There were no borrowings outstanding under these facilities at June 30, 2002.

We believe that our liquidity, capital resources, cash flows and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends and the implementation of our strategic initiatives.


Euro Conversion

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies (legacy currencies) and a single currency called the euro. On January 1, 2001, Greece established a fixed conversion rate between its sovereign currency and the euro. Beginning January 1, 2002, euro-denominated bills and coins were introduced in those 12 countries and by July 1, 2002, legacy currencies were no longer legal tender.

The transition to the euro has not significantly affected our marketing strategy or our consolidated business operations. The estimated costs to convert all affected systems to the euro did not have a material adverse effect on our results of operations, financial position or cash flow.


Contractual Obligations and Commitments

For information regarding debt and other obligations, including lease commitments and contingencies, see Note 11, Debt; Note 13, Commitments and Contingencies; and Note 15, Subsequent Events, in our Notes to Consolidated Financial Statements. In addition, in the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers.


Currency Risk Management
(forward-looking information)

In the normal course of business, we are exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. Historically, we purchased foreign currency option and forward contracts to minimize the effect of fluctuating foreign currency exchange rates on our earnings and specifically identifiable anticipated transactions. In 2002 we performed a detailed cost/benefit analysis of hedging our non-U.S. profits and have decided to discontinue this practice prospectively. We will continue to hedge known significant transactional exposures.

Additional information concerning derivative financial instruments is available in Note 7, Financial Instruments, in our Notes to Consolidated Financial Statements.

Fiscal 2003 Outlook
(forward-looking information)

For 2003, we see stronger earnings per share performance, from $1.20 to $1.30, up from the $1.12 in 2002, as adjusted to exclude non-recurring items: other operating items, net of $(0.17), expenses associated with our proposed recapitalization of $(0.04) and our investment write-off of $(0.02). In the first quarter of 2003, we expect earnings per share to be in the range of $0.00 to $0.05 per share, slightly higher than
last year.   We expect to achieve operating profit growth in 2003
through: reduced losses at U.S. Books and Home Entertainment; growth at Books Are Fun and QSP; a full year of contribution from Reiman; and
flat results for our International Businesses segment.   We expect this
growth will be partially offset principally by: a modest decline at U.S. Reader's Digest magazine; a $12 lower pension income (primarily attributable to a reduction in our return on assets assumption from 9.75% in 2002 to 9.25% in 2003); and higher variable compensation plan expenses.

In July of fiscal 2003 we will reduce the circulation rate base for the U.S. edition of Reader's Digest magazine from 12.5 million copies to
12.0 million copies. This reduction is somewhat less than the number of subscriptions we lost in the second quarter of 2002 partially because of the diminished effectiveness of promotional mailings as a result of the September 11th terrorist attack and the subsequent anthrax scare. It is our intention to reduce the circulation rate base in January of fiscal 2003 to 11.0 million copies. We believe that these reductions will enable the magazine to reduce new subscriber acquisition costs and improve profitability.

The United States Postal Service increased its postal rates effective June 30, 2002. We estimate the rate increase will raise our postage costs in the United States by approximately 9%, or approximately $10 million in fiscal 2003. This estimate does not include any impact as a result of the Reiman acquisition.


Recent Accounting Standards

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations"; SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"; SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"; and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

SFAS No. 143 requires the recording of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The asset is required to be depreciated over the life of the related equipment or facility, and the liability is required to be accreted each year based on a present value interest rate. This statement is effective for us on July 1, 2002 (fiscal 2003).

SFAS No. 144 supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale; it also resolves significant implementation issues associated with SFAS No. 121.

SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142. This statement is effective for us on July 1, 2002 (fiscal 2003).

Adoption of these statements is not expected to have a material impact on our operating results.

SFAS No. 145 changes the income statement classification of debt extinguishments, amends the existing literature regarding the accounting for modifications of leases that result in the same economic transaction as a sale-leaseback and makes technical corrections to other existing pronouncements. This statement is effective July 1, 2002 (fiscal 2003).

SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)," and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities should be recorded based on their fair value, as defined. This statement is effective for exit or disposal activities initiated after December 31, 2002 (the second half of fiscal 2003).

We are currently evaluating the impact of adopting these statements.

Cautionary Statement
(forward-looking information)

This report contains or incorporates by reference "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to:

   - the effects of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;
   -       the effects of modified and varied promotions;
   -       our ability to identify customer trends;
   - our ability to continue to create and acquire a broadly appealing mix of new products;
   - our ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of our customer base;
   - our ability to attract and retain subscribers and customers in an economically efficient manner;
   -       the effects of selective adjustments in pricing;
   - our ability to expand and more effectively utilize our customer database;
   - our ability to expand into new international markets and to introduce new product lines into new and existing markets;
   -       our ability to expand into new channels of distribution;
   - our ability to negotiate and implement productive acquisitions (including the Reiman acquisition), strategic alliances and joint ventures;
   - our ability to successfully integrate newly acquired and newly formed businesses (including the Reiman business);
   - the strength of relationships of newly acquired and newly formed businesses (including the Reiman business) with their employees, suppliers and customers;
   - the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses (including the Reiman business);
   - our ability to achieve financial savings related to restructuring programs;
   - our ability to contain and reduce costs, especially through global efficiencies;
   - the cost and effectiveness of our re-engineering of business processes and operations;
   - the accuracy of our management's assessment of the current status of our business;
   -       the evolution of our organizational and structural capabilities;
   - our ability to respond to competitive pressures within and outside the direct marketing industry, including the Internet;
   -       the effects of worldwide paper and postage costs;
   - the effects of possible postal disruptions on deliveries of promotions, products and payments;
   -       the effects of foreign currency fluctuations;
   - the accuracy of our management's assessment of the future effective tax rate and the effects of initiatives to reduce the rate;
   -       the adequacy of our financial resources;
   - the effects of the terms of, and increased leverage resulting from additional borrowings under, our credit facilities;
   -       the effects of interest rate fluctuations;
   - the effects of ratings downgrades resulting from our increased leverage;

   - the effects of unforeseen economic and political changes in the markets where we compete;
   -       the effects of weather in limiting access to consumers;
   - the economic effects of terrorist activity and subsequent related events, especially those limiting access to consumers and otherwise affecting the direct marketing industry; and
   -       the effects and pace of our stock repurchase program.

We do not undertake to update any forward-looking statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Income


                                                                  Years ended June 30,
In millions, except per share data                          2002          2001        2000

Revenues                                                $   2,368.6  $   2,518.2  $   2,484.5

Product, distribution and editorial expenses                 (947.7)      (971.2)      (907.1)
Promotion, marketing and administrative expenses           (1,236.5)    (1,299.6)    (1,320.2)
Other operating items, net                                    (26.7)       (18.4)        (3.4)
                                                        -----------  -----------  -----------
  Operating profit                                            157.7        229.0        253.8

Other (expense) income, net                                   (17.1)       (41.2)       (19.1)
                                                        -----------  -----------  -----------
  Income before provision for income taxes                    140.6        187.8        234.7

Provision for income taxes                                    (49.4)       (55.7)       (90.0)
                                                        -----------  -----------  -----------
Net income                                              $      91.2  $     132.1  $     144.7
                                                        ===========  ===========  ===========

Basic and diluted earnings per share

Basic earnings per share
  Weighted average common shares outstanding                  100.2        102.7        106.0
                                                        -----------  -----------  -----------

  Basic earnings per share                                    $0.90        $1.27        $1.35
                                                        ===========  ===========  ===========

Diluted earnings per share
  Adjusted weighted average common shares outstanding         100.6        103.7        107.0
                                                        -----------  -----------  -----------

  Diluted earnings per share                                  $0.89        $1.26        $1.34
                                                        ===========  ===========  ===========



See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets



                                                                        At June 30,
In millions                                                          2002        2001
                                                                               Restated
Assets
Current assets
  Cash and cash equivalents                                      $    107.6  $     35.4
  Accounts receivable, net                                            306.0       274.8
  Inventories                                                         156.0       167.4
  Prepaid and deferred promotion costs                                140.9       106.7
  Prepaid expenses and other current assets                           153.2       192.1
                                                                 ----------  ----------
Total current assets                                                  863.7       776.4

Property, plant and equipment, net                                    168.1       160.2
Goodwill and other intangible assets, net                           1,244.6       409.8
Other noncurrent assets                                               426.3       334.5
                                                                 ----------  ----------
Total assets                                                     $  2,702.7  $  1,680.9
                                                                 ==========  ==========

Liabilities and stockholders' equity
Current liabilities
  Loans and notes payable                                        $    132.7  $    160.3
  Accounts payable                                                    102.8        86.4
  Accrued expenses                                                    283.2       251.1
  Income taxes payable                                                 28.4        41.2
  Unearned revenues                                                   426.9       291.6
  Other current liabilities                                             6.8        28.9
                                                                 ----------  ----------
Total current liabilities                                             980.8       859.5

Postretirement and postemployment benefits other than pensions        128.1       138.7
Unearned revenues                                                     134.8        54.1
Long-term debt                                                        818.0         9.8
Other noncurrent liabilities                                          169.1       159.0
                                                                 ----------  ----------
Total liabilities                                                   2,230.8     1,221.1
                                                                 ----------  ----------
Commitments and Contingencies (Notes 11 and 13)

Stockholders' equity
  Capital stock                                                        25.5        29.6
  Paid-in capital                                                     224.6       226.1
  Retained earnings                                                 1,261.2     1,191.3
  Accumulated other comprehensive (loss) income                       (89.7)      (84.6)
  Treasury stock, at cost                                            (949.7)     (902.6)
                                                                 ----------  ----------
Total stockholders' equity                                            471.9       459.8
                                                                 ----------  ----------
Total liabilities and stockholders' equity                       $  2,702.7  $  1,680.9
                                                                 ==========  ==========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                  Years ended June 30,
In millions                                                                   2002        2001       2000

Cash flows from operating activities
Net income                                                                 $   91.2    $  132.1    $  144.7
Equity in losses of BrandDirect Marketing                                        --        24.9        29.1
Investment impairments                                                          2.5        21.3         4.0
Asset impairments                                                              11.7         6.6         3.7
Depreciation and amortization                                                  35.9        56.8        47.5
Minority interest                                                                --          --        (2.6)
Net (gain) loss on the sales of certain assets, other
  businesses and contract terminations                                         (6.9)      (13.3)       (5.7)
Changes in current assets and liabilities, net of effects of acquisitions and dispositions
  Accounts receivable, net                                                      7.4       (27.4)       20.9
  Inventories, net                                                             21.8       (45.5)       35.2
  Unearned revenues                                                           (10.1)        9.1       (27.2)
  Accounts payable and accrued expenses                                        24.7      (109.4)      (55.8)
  Other, net                                                                   35.7        40.9       (21.3)

Changes in noncurrent assets and liabilities, net of effects
  of acquisitions and dispositions                                            (81.4)      (79.4)        2.4
                                                                           --------    --------    --------
Net change in cash due to operating activities                                132.5        16.7       174.9
                                                                           --------    --------    --------
Cash flows from investing activities
Proceeds from maturities and sales of marketable securities,
  short-term investments and contract terminations                             11.6        12.4        23.2
Proceeds from sales of businesses and other long-term investments, net          2.2         1.3        13.8
Proceeds from sales of property, plant and equipment                            2.4         1.4         2.8
Investments in and advances to BrandDirect Marketing                             --       (24.0)      (30.0)
Purchases of investments and marketable securities                             (1.3)         --       (24.2)
Payments for business acquisitions, net of cash acquired                     (763.2)       (2.3)     (436.9)
Capital expenditures                                                          (24.6)      (43.5)      (34.3)
Other, net                                                                       --          --        (0.1)
                                                                           --------    --------    --------
Net change in cash due to investing activities                               (772.9)      (54.7)     (485.7)
                                                                           --------    --------    --------
Cash flows from financing activities
Short-term borrowings, net                                                   (160.4)       72.3        86.5
Proceeds from other borrowings                                                950.0         0.8         7.8
Proceeds from employee stock purchase plan and exercise of stock options        8.6        19.8        13.4
Dividends paid                                                                (21.3)      (21.9)      (22.6)
Common stock repurchased                                                      (64.1)      (34.1)     (133.5)
Other, net                                                                      2.7        (0.9)        6.7
                                                                           --------    --------    --------
Net change in cash due to financing activities                                715.5        36.0       (41.7)
                                                                           --------    --------    --------
Effect of exchange rate fluctuations on cash                                   (2.9)      (12.3)      (11.2)
                                                                           --------    --------    --------
Net change in cash and cash equivalents                                        72.2       (14.3)     (363.7)
                                                                           --------    --------    --------
Cash and cash equivalents at beginning of year                                 35.4        49.7       413.4
                                                                           --------    --------    --------
Cash and cash equivalents at end of year                                   $  107.6    $   35.4    $   49.7
                                                                           ========    ========    ========
Supplemental information
Cash paid for interest                                                     $    9.3    $   14.8    $    3.0
Cash paid for income taxes                                                 $   13.8    $   58.7    $   57.9


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

                                                        Capital Stock                               Accumulated
                                                                   Unamortized                         Other     Treasury
                                                  Preferred Common Restricted   Paid-in  Retained  Comprehensive Stock, at
In millions                                        Stock    Stock    Stock      Capital  Earnings  (Loss) Income    Cost     Total



Balance at June 30, 1999, as previously reported   $ 28.8    $ 1.4   $ (5.4)    $ 146.2  $   955.4    $ (56.6)   $(688.3)   $ 381.5
  Change in accounting principle (see Note 1)                                                  3.6                              3.6
Balance at June 30, 1999, as restated                28.8      1.4     (5.4)      146.2      959.0      (56.6)    (688.3)     385.1
                                                   ------    -----   ------     -------  ---------    -------    -------    -------

Comprehensive income
  Net income                                                                                 144.7                            144.7
  Other comprehensive income:
    Translation loss                                                                                    (16.4)                (16.4)
    Net unrealized gain on investments, net of
      deferred taxes of $56.0                                                                           104.0                 104.0
                                                                                                                            -------
Total comprehensive income                                                                                                    232.3
                                                                                                                            =======
Stock issued under various plans                                        4.1         1.9                             11.5       17.5
Exchange of common stock                                                           75.0                            (75.0)        --
Common stock repurchased                                                                                          (133.5)    (133.5)
Common stock dividends                                                                       (21.3)                           (21.3)
Preferred stock dividends                                                                     (1.3)                            (1.3)
                                                   ------    -----   ------     -------  ---------    -------    -------    -------

Balance at June 30, 2000, as restated                28.8      1.4     (1.3)      223.1    1,081.1       31.0     (885.3)     478.8
                                                   ------    -----   ------     -------  ---------    -------    -------    -------
Comprehensive income
  Net income                                                                                 132.1                            132.1
  Other comprehensive income:
    Translation loss                                                                                    (15.6)               (15.6)
    Net unrealized loss on investments, net of
     deferred taxes of $53.4                                                                            (99.1)               (99.1)
    Net unrealized gain on derivatives, net of
     deferred taxes of $0.5                                                                               0.8                  0.8
    Minimum pension liability, net of deferred
     taxes of $0.9.                                                                                      (1.7)                (1.7)
                                                                                                                            -------
Total comprehensive income                                                                                                    16.5
                                                                                                                            =======

Stock issued under    various plans                                     0.7         3.0                             16.8      20.5
Common stock repurchased                                                                                           (34.1)    (34.1)
Common stock dividends                                                                       (20.6)                          (20.6)
Preferred stock dividends                                                                     (1.3)                           (1.3)
                                                   ------    -----   ------     -------  ---------    -------    -------    -------

Balance at June 30, 2001, as restated                28.8      1.4     (0.6)      226.1    1,191.3      (84.6)    (902.6)    459.8

The Reader's Digest Association, Inc. and Subsidiaries


                                                        Capital Stock                               Accumulated
                                                                   Unamortized                         Other     Treasury
                                                  Preferred Common Restricted   Paid-in  Retained  Comprehensive Stock, at
In millions                                        Stock    Stock    Stock      Capital  Earnings  (Loss) Income    Cost     Total


Comprehensive income
  Net income                                                                                  91.2                             91.2
  Other comprehensive income:
    Translation gain                                                                                     13.0                  13.0
    Net unrealized loss on investments, net of                                                           (1.1)                 (1.1)
     deferred taxes of $0.6
    Net realized gain on derivatives, net of
     deferred taxes of $0.5                                                                              (0.8)                 (0.8)
    Minimum pension liability, net of
     deferred taxes of $6.8                                                                             (16.2)                (16.2)
                                                                                                                            -------
Total comprehensive income                                                                                                     86.1
                                                                                                                            =======

Stock issued under various plans                                       (4.1)       (1.5)                            17.0       11.4
Common stock repurchased                                                                                           (64.1)     (64.1)
Common stock dividends                                                                       (20.0)                           (20.0)
Preferred stock dividends                                                                     (1.3)                            (1.3)
                                                   ------    -----   ------     -------  ---------    -------    -------    -------
Balance at June 30, 2002                           $ 28.8    $ 1.4   $ (4.7)    $ 224.6  $ 1,261.2    $ (89.7)  $ (949.7)   $ 471.9
                                                   ======    =====   ======     =======  =========    =======   ========    =======


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Dollars in millions, except per share data

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2002, 2001 and 2000, unless otherwise indicated, are to fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1        Organization and Summary of Significant Accounting Policies


Nature of Our Business

We are a diversified media company that produces books, magazines and other products worldwide. We sell our products primarily through direct marketing channels. Our best known trademark is our flagship magazine, Reader's Digest. We conduct business through three segments:
North America Books and Home Entertainment, U.S. Magazines and International Businesses. For further commentary regarding these segments, see Management's Discussion and Analysis and Note 14, Segments.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its majority-owned subsidiaries. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of operating revenues and expenses during the reporting period. These estimates are based on management's knowledge of current events and actions that we may undertake in the future, however actual results may ultimately differ from those estimates. The primary estimates underlying our consolidated financial statements include allowances for returns, doubtful accounts, valuation of inventories, valuation of direct response advertising and subscriber acquisition costs, deferred tax assets, deferred promotion costs, and pension, postemployment and postretirement benefits.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk, as defined by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards
(SFAS) No. 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," consist primarily of trade accounts receivable. However, we believe our concentrations of credit risk with respect to trade receivables are limited due to our large number of customers and their dispersion across many different geographic and economic environments.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amount approximates fair value based upon the short-term maturity of these investments.

Inventories

Inventories consist primarily of finished goods and raw materials, including paper, and are stated at the lower of cost or market value.

During the first quarter of 2002, we changed our method of accounting for the cost of inventories in the United States, except for Books Are Fun, Ltd., from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Books Are Fun was already recording their inventory according to the FIFO method. In our non-U.S. markets, the cost of inventory is primarily determined on the FIFO basis. We believe that the new method of accounting for inventories in the United States is preferable because it provides consistency in accounting for inventories globally, supports our recent transition to a global financial system and provides for more accurate reporting of the current value of the inventory. The impact of changing from LIFO to FIFO did not have a material impact on the results of operations for 2001 and 2000. In accordance with Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes," the change was recorded by increasing inventory by $5.8 and retained earnings by $3.6, net of deferred taxes of $2.2, at the beginning of the period presented.

Property, Plant and Equipment, Net

Assets that comprise property, plant and equipment, net are stated at cost. Depreciation expense is generally calculated on a straight-line basis over the estimated useful lives of the assets: 10 - 40 years for buildings and 3 - 10 years for equipment, furniture and fixtures. Leasehold improvements are amortized using the straight-line basis over the term of the lease or the useful life of the improvement, whichever is shorter.

During 2000, we modified the useful lives assigned to certain assets to gain global consistency of useful lives, the effect of which was not significant.

Goodwill and Other Intangible Assets, Net

Goodwill and other intangible assets, net is composed of the excess of costs over the fair value of net assets of acquired businesses
(goodwill), licensing agreements, customer lists, tradenames and other intangible assets.

In accordance with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on July 1, 2001, we ceased amortization of goodwill and intangible assets with indefinite lives. Acquired intangibles with finite lives are amortized, on a straight-line basis, over their estimated useful lives, which range from 3 to 10 years. Prior to the adoption of SFAS No. 142, goodwill was amortized, on a straight-line basis, over varying periods not in excess of 40 years.

SFAS No. 142 requires that the carrying amount of goodwill and intangibles with indefinite lives be evaluated, at least annually, for recoverability. This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value. Recognition of the impairment, if any, is determined in accordance with the statement. We review our intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. We measure recoverability by comparing the asset's carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information on our adoption of SFAS No. 142.

Investments

Equity Method Investments

The equity method is used to account for investments in entities that are not majority-owned by us and that we do not control but over which we have the ability to exercise significant influence. Generally, under the equity method, original investments in these affiliates are recorded at cost and are subsequently adjusted by our share of equity in earnings or losses after the date of acquisition (including amortization of goodwill prior to July 1, 2001). Equity in earnings or losses of each affiliate is recorded according to our level of ownership until our investment has been fully depleted. If our investment has been fully depleted, we recognize the full amount of the losses generated by the affiliate only when we are the primary funding source. These investments are recorded in other noncurrent assets on the balance sheet.

Cost Method Investments

The cost method is used to account for investments in entities that are not majority-owned and that we do not control or have the ability to significantly influence. Investments of this type are recorded at cost, less valuation allowances, and are included in other noncurrent assets on the balance sheet.

Marketable Securities

We classify investments in equity securities in one of three categories: trading, held-to-maturity and available-for-sale. Trading securities are those acquired for the purpose of short-term investing of funds. Held-to-maturity securities are those acquired for the purpose of holding the security until maturity. Available-for-sale securities are recorded at fair value in other noncurrent assets on the balance sheet. Unrealized gains and losses on available-for-sale securities, net of tax, are recorded in other comprehensive income in stockholders' equity on the balance sheet. Realized gains and losses, and declines in carrying value deemed to be other than temporary, are recorded in other (expense) income, net on the income statement.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. We measure the recoverability of an asset that is to be held and used by comparing its carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

Debt Issue Costs

Debt issuance costs consist of fees and expenses incurred in connection with our borrowings. These fees are being amortized over the terms of the related debt agreements, ranging from four to six years.

Stock-Based Compensation

We account for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this standard, compensation cost is recognized for stock-based compensation using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Our policy is to grant stock options at fair market value at the date of grant. Pro forma information regarding the net income and earnings per share under the alternate fair value method are disclosed in Note 9, Employee Compensation Plans.

Financial Instruments

We record all derivative instruments on our balance sheet at fair value. Derivatives that are not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that we have designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings, as appropriate. The ineffective portion of our derivatives that are classified as hedges is immediately recognized in earnings.

Revenues

Sales of products by North America Books and Home Entertainment and by U.S. Magazines are recorded as revenues when title passes, at the time of shipment, net of provisions for estimated returns and bad debts. Sales of our magazine subscriptions, less estimated cancellations, are deferred and recognized proportionately as revenues over the subscription period. Sales of magazine advertising, net of discounts and advertising agency commissions, are recorded as revenues at the time the advertisements are published. Sales of subscriptions to magazines published by other companies and music by QSP, Inc. are recorded as revenues at the time orders are submitted to the publisher, net of bad debts and remittances to magazine and music publishers.

Promotion Costs

Costs of direct response advertising are accounted for under the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." Under SOP 93-7, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis and amortized over the expected future revenue stream. Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion costs of $(666.3), $(719.1) and $(725.7) were incurred for 2002, 2001 and 2000, respectively. Prepaid promotion costs included in prepaid expenses and other current assets on the balance sheet were $140.9 and $106.7 as of June 30, 2002 and 2001, respectively. Amounts included in other noncurrent assets on the balance sheet were $21.8 as of June 30, 2002.

Commissions paid to agents for new magazine subscribers are included in promotion, marketing and administrative expenses in the income statement. These costs are deferred and amortized over the related subscription term, typically one to three years. Amounts deferred and included in prepaid expenses and other current assets on the balance sheet were $42.3 and $35.6 as of June 30, 2002 and 2001, respectively. Amounts included in other noncurrent assets on the balance sheet were $34.5 and $33.9 as of June 30, 2002 and 2001, respectively.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred income taxes, net of valuation allowances, reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. These deferred taxes are calculated by applying currently enacted tax laws.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements ($1.3 for each of 2002, 2001 and 2000) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of common shares outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock (0.4 million shares for 2002, and 1.0 million shares for both 2001 and 2000).

Options to purchase approximately 10.3 million shares of Class A nonvoting common stock were outstanding during 2002, but were not included in the computation of diluted earnings per share (5.5 million in 2001 and 3.8 million in 2000). The exercise prices of these options were greater than the average market price of the Class A nonvoting common stock during the period.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders' equity in accumulated other comprehensive income.

The U.S. dollar is used as the functional currency for subsidiaries operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other (expense) income, net.

Reclassifications

Certain reclassifications have been made to amounts in prior periods to conform to the current period presentation.

Recent Accounting Standards

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations"; SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"; SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"; and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

SFAS No. 143 requires the recording of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The asset is required to be depreciated over the life of the related equipment or facility, and the liability is required to be accreted each year based on a present value interest rate. This statement is effective for us on July 1, 2002 (fiscal 2003).

SFAS No. 144 supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions for the disposal of a segment of a business of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale; it also resolves significant implementation issues associated with SFAS No. 121.

SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142. This statement is effective for us on July 1, 2002 (fiscal 2003).

Adoption of these statements is not expected to have a material impact on our operating results.

SFAS No. 145 changes the income statement classification of debt extinguishments, amends the existing literature regarding the accounting for modifications of leases that result in the same economic transaction as a sale-leaseback and makes technical corrections to other existing pronouncements. This statement is effective July 1, 2002 (fiscal 2003).

SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)," and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities should be recorded based on their fair value, as defined. This statement is effective for exit or disposal activities initiated after December 31, 2002 (the second half of fiscal 2003).

We are currently evaluating the impact of adopting these statements.




Note 2         Acquisitions and Investments

Acquisitions

On July 1, 2001, we adopted SFAS No. 141, "Business Combinations," which requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001.

On May 20, 2002, we purchased substantially all of the assets and assumed certain liabilities of Reiman Holding Company, LLC and subsidiaries (Reiman). Reiman publishes cooking, gardening, country lifestyle and nostalgia magazines and books in the United States and Canada. The total purchase price of $760.0, plus capitalized acquisition costs of $8.2, was financed entirely through bank and institutional borrowings. The acquisition was accounted for using the purchase method of accounting and resulted in $651.7 of goodwill, which is deductible for tax purposes. Reiman's results have been consolidated since May 20, 2002.

The following table represents the fair values of assets acquired and liabilities assumed at the date of acquisition:

      Current assets                                $ 101.1
      Property, plant and equipment                    10.7
      Identified intangible assets                    206.8
      Goodwill                                        651.7
      Other noncurrent assets                          21.6
                                                    -------
        Total assets acquired                         991.9
      Current liabilities                            (154.2)
      Long-term liabilities                           (69.5)
                                                    -------
        Net assets acquired                         $ 768.2
                                                    =======

Identified intangible assets comprise tradenames and customer lists. The tradenames, with a fair value of $89.7, are determined to have an indefinite life. The subscriber lists, with a fair value of $117.1, are amortized over their estimated useful lives, ranging from three to six years. The weighted average useful life of the customer lists is approximately 3.5 years.

The following table presents pro forma information as though the acquisition took place at the beginning of the periods presented.

                                                  2002          2001

Pro forma information (unaudited):
  Revenues                                     $ 2,648.2     $ 2,824.4
  Net income                                   $    92.3     $   110.9

Earnings per share (unaudited):
  Basic                                        $    0.91     $    1.07
  Diluted                                      $    0.90     $    1.06

In October 1999, we purchased 100% of the outstanding common stock of Books Are Fun, Ltd. Books Are Fun sells books and gift items by display marketing those products on-site at schools and corporate businesses. The total purchase price of $393.2 was financed through a combination of internal funds and bank borrowings of $120.0, which were repaid during the second quarter of 2000. The acquisition was accounted for using the purchase method of accounting and generated $346.0 in goodwill. The results of Books Are Fun have been consolidated since October 1, 1999, and are included in our financial results for 2002, 2001 and 2000.

The following table presents pro forma information as though the acquisition took place at the beginning of the period presented.

                                                     2000

Pro forma information (unaudited):
  Revenues                                         $ 2,515.4
  Net income                                       $   139.1

Earnings per share (unaudited):
  Basic                                            $    1.30
  Diluted                                          $    1.29

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense for identified intangibles, increased interest expense from the incurrence of debt and lower interest income from reduced cash on hand. The results are not intended to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of each period, or of future results of operations of our consolidated entity.

Available-for-Sale Marketable Securities

Marketable securities included in other noncurrent assets on the balance sheet primarily represent the fair market value (based on quoted market prices) of our investments in LookSmart, Ltd. and WebMD Corporation. These securities are accounted for and classified as available-for-sale securities. As of June 30, 2002 and 2001, the market value of our investment in LookSmart shares totaled $5.7 and $7.4, respectively. As of June 30, 2002, we had sold all of our remaining 0.4 million shares in WebMD, resulting in a loss of $(0.3). The market value of our investment in WebMD shares was $3.0 as of June 30, 2001.

The net unrealized gain on these investments, net of deferred taxes, is included in accumulated other comprehensive (loss) income in stockholders' equity on the balance sheet and amounted to $3.7 and $4.9 as of June 30, 2002 and 2001, respectively. In addition, during 2001 we recorded an impairment of $(10.0) related to our investment in WebMD. This impairment represented a charge to record what we believed to be an other-than-temporary decline in the market value of our shares of WebMD. This impairment represents a write-down from the original acquisition price to the approximate market value as of June 30, 2001.

During 2002 and 2001 we sold approximately 4.2 million shares and 2.0 million shares, respectively, of LookSmart and recorded pre-tax gains of $7.3 and $7.2, respectively, in other (expense) income, net on the income statement.

Investments, Equity Method

Long-term equity investments included in other noncurrent assets on the balance sheet represent our investment in BrandDirect Marketing, Inc. Due to additional funding in the form of an advance, and other circumstances, we have the ability to exercise significant influence as defined in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." In accordance with APB Opinion No. 18, equity in losses of this investment (including goodwill amortization prior to July 1, 2001) was included in other (expense) income, net on the income statement. As of June 30, 2001, we had written down our investment in BrandDirect Marketing to zero.

Investments, at Cost

Investments carried at cost are included in other noncurrent assets on the balance sheet. During June 2002, we recorded an impairment charge on our investment in Schoolpop, Inc. of $(2.5) and sold a portion of our investment in e-finet.com, which had been written down to zero in 2001.

As of June 30, 2001, our investments, at cost, totaled $2.5, representing our investment in Schoolpop. This balance is net of impairment charges in other (expense) income, net on the income statement totaling $(10.4) (Schoolpop -- $(7.5) and e-finet.com -- $(2.9)) recorded in 2001.

Licensing Agreement

In May 2000, we entered into a long-term licensing agreement with World's Finest Chocolate, Inc. The cost of entering into the agreement was assigned to distribution rights, included in intangible assets on the balance sheet. These rights are being amortized using the straight-line method over the initial period of the agreement (10 years). Under the terms of the agreement, QSP has a long-term commitment to purchase World's Finest Chocolate products and the exclusive right to sell those products for fundraising purposes. Our purchase commitment is based on annual minimum tonnage amounts. See
Note 15, Subsequent Events, for recent developments with respect to this agreement.


Note 3         Other Operating Items, Net

Charges included in other operating items, net primarily represent the streamlining of our organizational structure and the strategic repositioning of certain businesses. We recorded charges for other operating items, net of $(26.7) in 2002, $(18.4) in 2001 and $(3.4) in
2000. The components of other operating items, net are described in further detail below:

   - Severance Costs - For each reporting period, we identified employees who would be separated and associated costs as a result of actions taken to streamline our organizational structure through involuntary severance programs.
   - Contract Terminations - These charges represent anticipated costs to terminate contractual obligations in connection with streamlining activities.
   - Impairment Losses - In connection with our restructuring activities, we incurred charges related to the carrying value of intangible assets, certain leasehold improvements, computer hardware and software and, to a lesser extent, property, plant and equipment no longer used in our operations.

In certain instances circumstances arose that resulted in decisions to retain employees previously identified for termination, and in certain other instances the costs associated with actions identified were settled for less than originally anticipated. In these instances, the associated charges were reversed.

During 2002, other operating items, net of $(26.7) comprised:
   - Charges of $(35.6), including $(14.7) for severance costs, $(8.0) for contract terminations, and $(12.9) for asset impairments and other items. We expect all of the restructuring actions related to these charges to be completed during 2003. The loss of revenues and operating profit (loss) from the activities that are being discontinued were not significant to our consolidated revenues and operating profit.
   - The $(14.7) of severance costs relate to the separation of 289 employees (approximately 62% were separated during the fourth quarter of 2002, the remainder are expected to be separated in fiscal 2003). Approximately 16% of the employees identified are located outside the United States. A majority of the employee separations included in the severance charge are related to U.S. Books and Home Entertainment and administrative functions that support this business, including information technology personnel and Gifts.com, Inc.
   - Adjustments of $6.9 related to accrual balances from charges originally recorded in 2001 and prior periods.
   - A reversal of $2.0 pertaining to a pending legal matter that was originally recorded in prior years in other operating items, net.

Specific actions during 2002 related to other operating items, net include:
   - Closing Gifts.com, Inc. (to be completed during the second quarter of fiscal 2003). This action resulted in severance costs of $(0.9), contract termination charges of $(0.5) and $(4.2) for net asset write-downs, including goodwill.
   - The scaleback of our U.S. Books and Home Entertainment business. This action resulted in severance costs of $(2.9), contract termination charges of $(3.3) and $(6.6) for net asset write-downs, including goodwill.
   - Streamlining various U.S. and international businesses and reducing global staffing levels. This includes $(10.9) in severance charges, $(4.2) in contract termination charges and $(2.1) in write-downs of assets and other items.

During 2001, other operating items, net of $(18.4) comprised:
   - Charges of $(31.8) primarily for severance costs associated with restructuring North America Books and Home Entertainment, streamlining European operations and reducing overall staff levels. Approximately 85% of the 380 employees included in the 2001 charge were separated from our operations.
   - Adjustments of $9.9 to accrual balances from charges originally recorded in years prior to 2001 as a result of unexpected delays in the outsourcing of certain activities.
   - An additional adjustment as a result of a favorable tax settlement of $14.5 of which $10.1 was originally recorded in other operating items and $4.4 was originally recorded in administrative expenses.
   - Asset impairments of $(6.6) related primarily to goodwill associated with our investment in Walking magazine. We sold this magazine in the first quarter of 2002.

During 2000, other operating items, net of $(3.4) comprised:
   - Charges of $(9.9) primarily for severance costs associated with the outsourcing of customer service in certain countries, centralization of certain accounting functions and discontinuance of certain unproductive activities.
   - Adjustments of $10.2 to accrual balances from charges originally recorded in fiscal years 1999, 1998 and 1996.
   - Asset impairments of $(3.7) related primarily to property, plant and equipment in the United Kingdom.

At June 30, 2002, we had restructuring reserves for other operating items, net of $31.3, primarily for severance costs and contract terminations that will take place during fiscal 2003. This reserve is included in accrued expenses on the balance sheet. At June 30, 2001, restructuring reserves totaled $33.3, primarily for severance costs. During 2002, we recorded additional restructuring reserves of $35.6, which were partially offset by adjustments to these reserve balances of $6.9. In addition, $30.7 was charged to this reserve primarily for severance payments and for asset write-downs.


Note 4         Other (Expense) Income, Net

                                              2002       2001       2000

Interest income                             $   4.7    $   8.4    $  13.5
Interest expense                              (18.6)     (18.3)      (5.6)
Equity in losses of BrandDirect Marketing        --      (24.9)     (29.1)
Investment impairments (1)                     (2.5)     (21.3)      (4.0)
Net gain on the sales of certain
  assets, other businesses and
  contract terminations (2)                     6.9       13.3        5.7
Net (loss) gain on foreign exchange            (4.2)       1.4        3.7
Other (expense) income, net (3)                (3.4)       0.2       (3.3)
                                            -------    -------    -------
Total other (expense) income, net           $ (17.1)   $ (41.2)   $ (19.1)
                                            =======    =======    =======

(1) Investment impairments in 2002 represent $(2.5) for Schoolpop. In 2001, impairments included $(10.0) for WebMD, $(7.5), for Schoolpop, $(2.9) for e-finet.com and $(0.9) for Sticky Networks, Inc. In 2000, investment impairments included $(4.0) for Hardware.com.
(2) Net gain on the sales of certain assets, other businesses and contract terminations principally includes sales of our shares in LookSmart of $7.3 and $7.2 in 2002 and 2001, respectively. Receipt of a contract termination payment of $4.2 is also included in 2001. In 2000, this amount included a gain on the sale of American Health magazine of $6.5.
(3) In 2002, other (expense) income, net principally comprises expenses associated with our proposed recapitalization. See Note 15, Subsequent Events.

Note 5         Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30 are as follows:

Accounts Receivable, Net
                                                   2002        2001       2000

Gross accounts receivable, trade                 $ 472.2     $ 418.6    $ 399.4

  Beginning reserve for returns and bad debts     (143.8)     (146.0)    (153.8)
  Additions to allowances (1)                     (500.7)     (502.7)    (465.8)
  Actual returns and bad debts (2)                 478.3       504.9      473.6
                                                 -------     -------    -------
Ending reserve for returns and bad debts          (166.2)     (143.8)    (146.0)

Accounts receivable, net                         $ 306.0     $ 274.8    $ 253.4
                                                 =======     =======    =======

(1) Additions to allowances represent estimated reserves established at the time of revenue recognition for returns and bad debts in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Amounts are recorded as an offset to revenues.
(2) Actual returns and bad debts include actual experience during the period and the effects of foreign currency translation.

Inventories
                                                    2002       2001

Raw materials                                    $    14.7  $    12.0
Work-in-progress                                       8.7       19.2
Finished goods                                       132.6      136.2
                                                 ---------  ---------
Total inventories                                $   156.0  $   167.4
                                                 =========  =========

Property, Plant and Equipment, Net
                                                    2002       2001

Land                                             $    11.4  $     9.6
Buildings and building improvements                  180.8      161.5
Furniture, fixtures and equipment                    169.6      164.2
Leasehold improvements                                13.6       15.1
                                                 ---------  ---------
                                                     375.4      350.4
Accumulated depreciation and amortization           (207.3)    (190.2)
                                                 ---------  ---------

Total property, plant and equipment, net         $   168.1  $   160.2
                                                 =========  =========

Accrued Expenses
                                                    2002       2001

Compensation and other employee benefits         $    69.4  $    55.2
Royalties and copyrights payable                      19.9       21.2
Taxes, other than income taxes                         5.8        6.0
Other operating items, net                            31.3       33.3
Other, principally operating expenses                156.8      135.4
                                                 ---------  ---------

Total accrued expenses                           $   283.2  $   251.1
                                                 =========  =========


Note 6         Goodwill and Other Intangible Assets, Net

On July 1, 2001, we adopted SFAS No. 142, which requires that amortization of goodwill cease and that the carrying amount of goodwill be evaluated, at least annually, for recoverability. Accordingly, we have not recorded any goodwill amortization in 2002. Furthermore, we identified our reporting units and tested our goodwill for any transitional impairment and have concluded that there was no impairment as of the date of adoption. We also tested for annual impairment as of the end of our third quarter and concluded there was no impairment at that time.

The changes in the carrying amount of goodwill by segment for the fiscal year ended June 30, 2002, are as follows:


                                                   North America
                                                     Books and
                                                       Home            U.S.      International
                                                   Entertainment    Magazines     Businesses         Total

Balance as of June 30, 2001                        $    334.3      $     30.0     $      0.9      $    365.2
Reclassification of identified intangible assets
   on July 1, 2001                                       (1.3)             --           (0.9)           (2.2)
Closure of Gifts.com, Inc. (see Note 3)                 (10.7)             --             --           (10.7)
Additions as a result of the Reiman acquisition
   (see Note 2)                                            --           651.7             --           651.7
                                                   ----------      ----------     ----------      ----------
Balance as of June 30, 2002                        $    322.3      $    681.7     $       --      $  1,004.0
                                                   ==========      ==========     ==========      ==========


The following categories of acquired intangible assets are included in goodwill and other intangible assets, net as of June 30, 2002 and 2001:

                                                           2002                       2001
                                                   Gross           Net         Gross         Net

Intangible assets with indefinite lives:
  Tradenames                                      $  89.7        $  89.7      $   --       $   --

Intangible assets with finite lives:
  Licensing agreements                               43.5           34.6        43.1         38.3
  Customer lists                                    137.8          116.3        22.7          5.7
  Other tradenames and noncompete agreements          3.0             --         1.1          0.6
                                                  -------        -------      ------       ------
Total intangible assets                           $ 274.0        $ 240.6      $ 66.9       $ 44.6
                                                  =======        =======      ======       ======

Amortization related to intangible assets with finite lives amounted to $11.1 and $5.2 for 2002 and 2001, respectively. In accordance with SFAS No. 142, we reassessed the useful lives of all other intangible assets in the first quarter of 2002. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Licensing agreements are principally amortized over 10 years from the initial contract date, while customer lists are being amortized principally between three and six years. Estimated fiscal year amortization expense, for intangible assets with finite lives, is as follows: fiscal 2003 - $38.9; fiscal 2004 - $38.6; fiscal 2005 -
$35.7, fiscal 2006 - $14.8 and fiscal 2007 - $9.4.

The following table reconciles the prior period's reported net income to its respective unaudited pro forma amounts adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142, for the fiscal years ended June 30, 2001 and 2000.

                                                                     Years Ended June 30,
                                                                      2001          2000

Net income                                                         $   132.1     $   144.7
Add-back amortization related to the excess of cost over net
  assets of  acquired  businesses, net of tax                           19.7          14.9
Add-back  goodwill  amortization  related  to an  equity
  method investee, net of tax                                            5.4           3.8
                                                                   ---------     ---------
Adjusted net income                                                $   157.2     $   163.4
                                                                   =========     =========

Basic earnings per share                                           $    1.27     $    1.35

Add-back amortization related to the excess of cost over net
  assets of acquired businesses, net of tax, per share                  0.19          0.14
Add-back  goodwill  amortization  related  to an  equity
  method investee, net of tax, per share                                0.05          0.04
                                                                   ---------     ---------
Adjusted basic earnings per share                                  $    1.51     $    1.53
                                                                   =========     =========

Diluted earnings per share                                         $    1.26     $    1.34
Add-back amortization related to the excess of cost over net
  assets of acquired businesses, net of tax, per share                  0.19          0.14
Add-back  goodwill  amortization  related  to an  equity
  method investee, net of tax, per share                                0.05          0.04
                                                                   ---------     ---------
Adjusted diluted earnings per share                                $    1.50     $    1.52
                                                                   =========     =========


Note 7         Financial Instruments

The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998, and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, in June 2000. We adopted these statements effective July 1, 2000. These statements standardized the accounting for our derivative instruments, including certain derivative instruments embedded in other contracts. The cumulative effect of the change in accounting principle recorded on July 1, 2000 was not material to our results of operations, financial position or cash flows. These statements were not required to be retroactively applied to prior periods.

Risk Management and Objectives

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro and the British pound. Historically, we purchased foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on our subsidiaries' earnings and specifically identifiable anticipated transactions. In addition, we entered into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities.
Generally, we purchased foreign currency option and forward contracts over periods ranging up to 12 months. As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and our use of derivative instruments.

As of June 30, 2002, all of our forward and option contracts have expired. We have performed a detailed cost/benefit analysis of hedging our non-U.S. profits and have decided to discontinue this practice prospectively. We will continue to hedge known significant transactional exposures.

Strategies and Description of Derivative Instruments

The following is a brief description of our previous derivative transactions.
   - We entered into option contracts to hedge against the foreign currency risk associated with intercompany royalty fees paid to us by our foreign subsidiaries. The contract amounts of these options were based on forecasted future revenues earned by our subsidiaries. These contracts were designated as and qualified for cash flow hedge accounting.

   - Similarly, option contracts were used to economically hedge against foreign currency risk associated with operating cash flows of our foreign subsidiaries. The contract amounts of these options were based on forecasted cash flows from operating profit recognized by our subsidiaries. These contracts did not qualify for hedge accounting treatment.

   - We utilized foreign currency forward contracts to economically hedge against foreign currency risk associated with anticipated or forecasted transactions, as well as foreign currency denominated loans due to and from our foreign subsidiaries. These transactions did not qualify for hedge accounting treatment.

Quantitative Disclosures of Derivative Instruments

Cash Flow Hedges - For 2001, changes in the spot value of the foreign currencies associated with option contracts designated and qualifying as cash flow hedges of forecasted royalty payments amounted to a gain of $0.8 (net of deferred taxes of $0.5). These changes are reported in accumulated other comprehensive (loss) income, which is included in stockholders' equity on the balance sheet. The gains and losses were deferred until the underlying transactions were recognized in earnings.

The ineffective portion of the change in market value of these option contracts, specifically the time-value component of $(0.4) and $(1.7), was recognized as a loss in other (expense) income, net on the income statement for 2002 and 2001, respectively. The fair value of the option contracts at June 30, 2001, of $1.8 is included in prepaid expenses and other current assets on the balance sheet. There were no cash flow hedges discontinued during the 12-month periods ended June 30, 2002 and 2001.

Other Derivatives - For 2002 and 2001, changes in the spot value of the foreign currencies and contract settlements associated with option and forward contracts amounted to a loss of $(4.6) and a gain of $5.9, respectively. These changes are reported in gain (loss) on foreign exchange, which is included in other (expense) income, net on the income statement. This effect would generally be offset by the translation of the assets, liabilities and future operating cash flows being hedged. The fair value of the option and forward contracts as of June 30, 2001, of $6.6 is included in prepaid expenses and other current assets on the balance sheet.

Note 8         Pension Plans and Other Postretirement Benefits

Pension and Other Benefits

Assumptions used to determine pension costs and projected benefit obligations are as follows:

                                                    U.S. Plans
                                              2002    2001     2000

Discount rate                                 7.25%   7.25%    7.75%

Compensation increase rate                    5.00%   5.00%    5.00%

Long-term rate of return on plan assets       9.75%   9.75%    9.50%

                                               International Plans
                                              2002    2001     2000

Discount rate                                 6-10%   5-16%    5-18%

Compensation increase rate                     3-8%   2-14%    2-16%

Long-term rate of return on plan assets       6-11%   5-17%    5-19%

Components of net periodic pension (benefit) cost are as follows:

                                                   Pension Benefits
                                             2002        2001       2000

Service cost                               $  16.4     $  15.4    $  16.9
Interest cost                                 44.2        45.1       44.9
Expected return on plan assets               (84.7)      (83.4)     (80.9)
Amortization                                  (1.0)       (4.6)      (4.6)
Recognized actuarial gain                     (8.4)      (14.2)      (8.9)
Curtailments, settlements and other items     (1.3)         --       (0.2)
                                           -------     -------    -------
Net periodic pension (benefit) cost        $ (34.8)    $ (41.7)   $ (32.8)
                                           =======     =======    =======

We provide medical and dental benefits to U.S. retired employees and their dependents. Substantially all of our U.S. employees, excluding Books Are Fun and Reiman employees, become eligible for these benefits when they meet minimum age and service requirements. We have the right to modify or terminate these unfunded benefits. Discount rates of 7.25% for 2002, 7.25% for 2001 and 7.75% for 2000 were used in determining the accumulated postretirement benefits liability.

Components of postretirement benefit cost are as follows:

                                                   Other Benefits
                                               2002    2001     2000

Service cost                                  $ 0.9   $ 0.9    $ 0.9
Interest cost                                   4.1     4.1      4.1
Amortization                                   (0.5)   (0.6)    (0.6)
Recognized actuarial gain                      (3.4)   (4.0)    (3.7)
Curtailments, settlements and other items      (0.8)     --       --
                                              -----   -----    -----
Postretirement benefit cost                   $ 0.3   $ 0.4    $ 0.7
                                              =====   =====    =====

A reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:


                                                 Pension Benefits     Other Benefits
                                                   2002     2001      2002      2001
Change in benefit obligation:
Benefit obligation at beginning of year         $  672.0  $  656.1  $   59.5  $   58.2
Service cost                                        16.4      15.4       0.9       0.8
Interest cost                                       44.2      45.1       4.1       4.1
Actuarial loss                                      19.8      17.2      13.0       1.6
Plan amendments                                      0.3        --        --        --
Exchange rate changes                               13.8     (12.2)       --        --
Settlements/curtailments                            (1.5)       --      (0.4)       --
Benefits paid                                      (57.3)    (50.8)     (5.0)     (5.2)
Other items                                          1.4       1.2        --        --

Benefit obligation at end of year                  709.1     672.0  $   72.1      59.5

Change in plan assets:
Fair value at beginning of year                    846.4     985.3        --        --
Actual return on plan assets                        31.6     (78.9)       --        --
Employer contribution                               12.0      11.0      (0.7)     (0.4)
IRC section 401(h) transfer                         (5.7)     (5.6)      5.7       5.6
Exchange rate changes                               12.4     (13.5)       --        --
Benefits paid                                      (57.3)    (50.8)     (5.0)     (5.2)
Other items                                         (2.5)     (1.1)       --        --

Fair value at end of year                          836.9     846.4        --        --

Funded status                                      127.8     174.3     (72.1)    (59.5)
Unrecognized actuarial loss (gain)                  46.1     (41.6)    (30.0)    (46.6)
Unrecognized transition (asset)obligation           (2.2)     (2.9)      0.6       0.7
Unrecognized prior service obligation benefit       (4.3)     (4.6)     (3.1)     (4.2)
Employer - fourth quarter contribution               1.2       1.3        --        --
                                                --------  --------  --------  --------
Net amount recognized                           $  168.6  $  126.5  $ (104.6) $ (109.6)
                                                ========  ========  ========  ========


During 2002 and 2001, in accordance with Internal Revenue Code section 401(h), we transferred $5.7 and $5.6, respectively, of excess pension assets to fund postretirement benefits.

Amounts recognized on the balance sheet are as follows:

                                          Pension Benefits     Other Benefits
                                            2002     2001      2002      2001

Other noncurrent assets                  $  255.6  $  212.0  $     --  $     --
Noncurrent liabilities                     (112.4)    (89.1)   (104.6)   (109.6)
Accumulated other comprehensive income       25.4       3.6        --        --
                                         --------  --------  --------  --------
Net amount recognized                    $  168.6  $  126.5  $ (104.6) $ (109.6)
                                         ========  ========  ========  ========

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                   Plans with              Plans with
                                Projected Benefit       Accumulated Benefit
                               Obligations in Excess   Obligations in Excess
                                 of Plan Assets           of Plan Assets


                                  2002      2001           2002      2001

Projected benefit obligation     $ 265.4  $ 221.0            N/A       N/A

Accumulated benefit obligation       N/A      N/A        $ 228.5    $ 82.2

Fair value of plan assets        $ 142.7  $ 124.9        $ 126.0    $   --

Health Care Inflation and Cost Trend Rates

The health care inflation assumption used to determine the postretirement benefits liability was 6.5% for 2002 and 7.0% for 2001. The assumption decreases gradually to 5.5% by fiscal 2004 and remains at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components by $0.4 and the postretirement benefit obligation by $6.6. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components by $(0.4) and the postretirement benefit obligation by $(5.7).


Note 9         Employee Compensation Plans

We maintain several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock, stock appreciation rights, phantom stock and phantom stock options.

We have adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and, as permitted by that statement, have continued to measure compensation cost using the intrinsic value method under APB No. 25. Intrinsic value represents the excess of the quoted market price of our stock at the grant date over the amount the employee must pay for the stock. Since we grant stock options at fair market value at the date of grant, no compensation expense is recognized. Compensation expense is recognized with respect to restricted stock, stock appreciation rights, phantom stock and phantom stock options.

SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the fair-value-based method had been applied in measuring compensation cost for stock-based awards granted after 1995.

As required by SFAS No. 123, we have disclosed below the pro forma impact of using the fair value method to calculate compensation expense of stock options and stock purchase rights granted.

                                                2002      2001      2000

Net income           As reported              $ 91.2    $ 132.1   $ 144.7
                     Pro forma                $ 77.0    $ 118.1   $ 133.8

Earnings per share   As reported - basic       $0.90      $1.27     $1.35
                     Pro forma - basic         $0.76      $1.14     $1.25
                     As reported - diluted     $0.89      $1.26     $1.34
                     Pro forma - diluted       $0.75      $1.13     $1.24


The weighted average fair values of options granted in 2002, 2001 and 2000 were $7.30, $14.90 and $11.30, respectively.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

                                        2002       2001        2000

Risk-free interest rate                  4.3%        6.0%       6.0%
Expected life                        4.1 years   4.2 years  4.1 years
Expected volatility                     39.5%       38.6%      35.3%
Expected dividend yield                  1.2%        0.9%       0.5%

The following table summarizes information about stock options outstanding at June 30, 2002:

                              Options Outstanding      Options Exercisable
                              Weighted
                               Average     Weighted              Weighted
    Range of                  Remaining    Average               Average
    Exercise       Options   Contractual   Exercise     Options  Exercise
     Prices        (000's)   Life (yrs.)    Price       (000's)    Price

 $16.55 - $18.97     1,388       6.42       $18.91          979   $18.97
 $20.59 - $29.53     4,408       7.60       $22.86        1,993   $24.19
 $30.00 - $39.75     1,710       7.20       $32.29          912   $32.09
 $40.13 - $48.00     4,190       5.21       $42.78        2,737   $43.32
 $50.94 - $53.56        34       3.02       $51.25           34   $51.25
                   ------       ----       ------        -----   ------
                    11,730       6.53       $30.97        6,655   $32.51
                    ======       ====       ======        =====   ======

Changes in outstanding options are as follows:

                                                           Weighted
                                                           Average
                                                Options    Exercise
                                                 (000's)     Price

Outstanding at June 30, 1999                      9,785      $32.61
  Granted                                         2,055      $31.67
  Exercised                                       (410)      $22.10
  Canceled                                      (1,443)      $39.03
                                                 ------      ------
Outstanding at June 30, 2000                      9,987      $31.99
  Granted                                         2,526      $40.72
  Exercised                                       (549)      $22.77
  Canceled                                        (905)      $38.86
                                                 ------      ------
Outstanding at June 30, 2001                     11,059      $33.95
  Granted                                         2,577      $21.52
  Exercised                                       (230)      $19.87
  Canceled                                      (1,676)      $36.68
                                                 ------      ------
Outstanding at June 30, 2002                     11,730      $30.97
                                                 ======      ======
Options exercisable at June 30, 2002              6,655      $32.51
                                                 ======      ======
Options available for grant at June 30, 2002      4,512         N/A
                                                 ======      ======


1989 and 1994 Key Employee Long Term Incentive Plans (the Plans)

The Plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, performance units, performance shares and other stock-based awards to eligible employees. The committee may grant awards up to a maximum of 17,300,000 underlying shares of Class A nonvoting common stock (Class A) under the Plans. Effective in November 1999, no further awards may be granted under the 1989 plan.

Under the Plans, stock options have been granted with exercise prices not less than the fair market value of our Class A stock at the time of the grant, with an exercise term (as determined by the committee) not to exceed 10 years. The committee determines the vesting period for our stock options. Generally, such stock options become exercisable over four years.

Restricted Stock - Restricted stock is granted with no exercise price required by the employee. Accordingly, the market value of restricted stock awards at the date of grant is recorded as a reduction of capital stock on the balance sheet and is amortized ratably over the term of the restriction period, four years. Amortization expense of restricted stock amounted to $(2.4), $(0.7) and $(4.1) for 2002, 2001 and 2000,
respectively. During 2002, we had granted 297,622 restricted stock awards to employees (8,640 restricted stock awards were granted during 2001).

Performance Shares - The committee awards phantom performance shares that give the recipients the right to receive cash equal to the value of shares of Class A stock that is earned if specific performance goals are achieved during a specific performance period. Compensation cost related to performance shares is based on management's best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the vesting period. Adjustments based on changes in our estimate of whether or not the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs. The awards relate to the 1999-2000, 1999-2001, 2000-2002 and 2001-2003 fiscal-year performance periods. We have recorded $(1.4), $(1.4) and $(9.6) as expense during 2002, 2001 and 2000, respectively, for these awards. We anticipate distributing $1.1 to award recipients in August 2002 relating to the 2000-2002 performance period. During 2001, we distributed $7.8 to award recipients relating to the 1999-2001 performance period. During 2000, we distributed $10.5 to award recipients relating to the 1999-2000 performance period.

1989 Employee Stock Purchase Plan (the ESPP)

Under the ESPP, we are authorized to issue up to 2,650,000 Class A shares (330,000 Class A shares per annum), principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Class A shares. The purchase price of the shares is 85% of the lower of the fair market values of the Class A stock on the first and last days of the six-month purchase period. In 2002, 2001 and 2000 approximately 32%, 38% and 30% of eligible employees participated in the ESPP, respectively.

In addition, several of our international subsidiaries have employee stock purchase plans (international ESPP) under which we are authorized to issue up to 400,000 Class A shares to our full-time employees. The terms of the international ESPP in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP, employees purchased 216,121 shares in 2002, 176,592 shares in 2001 and 191,928 shares in 2000.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2002, 2001 and 2000 were $6.50, $9.79 and $9.13, respectively.

These fair values were estimated using the following assumptions:

                                    2002         2001          2000

Risk-free interest rate             2.8%          6.0%         5.4%
Expected life                     0.5 years    0.5years     0.5 years
Expected volatility                35.5%         31.8%        40.7%
Expected dividend yield             1.2%          0.9%         0.5%

Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan) - The 401(k) plan consists of both a profit sharing plan and a savings plan under section 401(k) of the Internal Revenue Code. The savings plan component allows employees to make pre-tax contributions to specified investment options. In 2000 our plan allowed for a discretionary profit sharing contribution and a matching contribution. Effective July 1, 2000, we ceased contributions to the profit sharing plan component of the 401(k) plan for most of our employees. The matching contributions vest 20% per annum over a five-year period. Our contributions to the 401(k) plan, including matching contributions, were $5.0, $10.8 and $5.6 for 2002, 2001 and 2000, respectively.

Note 10        Income Taxes

Income before provision for income taxes is as follows:

                                     2002       2001        2000

United States                      $  47.9     $  70.4    $  98.9
International                         92.7       117.4      135.8
                                   -------     -------    -------
Income before income taxes         $ 140.6     $ 187.8    $ 234.7
                                   =======     =======    =======

Components of the provision (benefit) for income taxes are as follows:

                                     2002        2001       2000
Current
  Federal                         $  (16.9)     $ (4.4)    $  2.9
  State and local                     (2.4)        3.9        4.5
  International                       35.1        51.3       50.2
                                   -------      ------     ------
  Total current                       15.8        50.8       57.6
                                   -------      ------     ------
Deferred
  Federal                             25.5         4.7       33.3
  State and local                      9.6         1.1        3.8
  International                       (1.5)       (0.9)      (4.7)
                                   -------      ------     ------
  Total deferred                      33.6         4.9       32.4
                                   -------      ------     ------
Provision for income taxes         $  49.4      $ 55.7     $ 90.0
                                   =======      ======     ======

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                             2002        2001       2000

U.S. statutory tax rate                      35.0%       35.0%      35.0%
International operations                     (2.5)       (1.8)      (1.9)
State taxes, net                              3.3         1.7        2.3
Tax benefit from disposition of assets         --        (3.9)      (3.8)
Nondeductible goodwill                         --         3.2        1.9
Changes in valuation allowance                 --        (3.5)       4.3
Other operating items, net                    0.3        (0.1)      (0.4)
Other, net                                   (1.0)       (0.9)       0.9
                                             ----        ----       ----
Effective tax rate                           35.1%       29.7%      38.3%
                                             ====        ====       ====

Components of deferred tax assets and liabilities are as follows:

                                                         2002       2001

Deferred compensation and other employee benefits       $ 13.2    $  24.1
Accounts receivable and other allowances                  56.2       49.5
Net operating loss carryforwards                          12.2        8.8
Other operating items, net                                17.4       25.3
Foreign tax credit                                        43.8       18.2
Other, net                                                26.9       30.0
                                                        ------    -------
  Gross deferred tax assets                              169.7      155.9
Valuation allowance                                      (11.0)      (9.7)
                                                        ------    -------
  Total net assets                                       158.7      146.2
                                                        ------    -------
Deferred compensation and other employee benefits          6.7        7.2
Unrealized gain on investments                             2.0        3.0
Deferred promotion                                        41.2         --
Other, net                                                11.6       10.6
                                                        ------    -------
  Total net liabilities                                   61.5       20.8
                                                        ------    -------
Net deferred taxes                                      $ 97.2    $ 125.4
                                                        ======    =======

Balance sheet classifications of deferred tax assets and liabilities are as follows:

                                                  2002      2001

Prepaid expenses and other current assets        $ 29.5    $  76.9
Other noncurrent assets                            79.3       66.4
Other current liabilities                          (3.1)      (8.0)
Other noncurrent liabilities                       (8.5)      (9.9)
                                                 ------    -------
Net deferred taxes                               $ 97.2    $ 125.4
                                                 ======    =======

We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $47.4 at June 30, 2002, the majority of which may be carried forward indefinitely, are available to reduce future tax obligations of certain foreign subsidiaries in a number of jurisdictions. In addition, foreign tax credits amounting to $43.8 are available as of June 30, 2002. These credit carryforwards have various expiration dates through 2007.

Approximately $9.0 of deferred tax expense is included as a component of stockholders' equity.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries because we do not anticipate those undistributed earnings will be remitted in the foreseeable future. Determination of the deferred tax liability related to our investments in foreign subsidiaries is not practicable.

Note 11     Debt

Credit Agreements

Prior to July 27, 2001, we were a party to a Competitive Advance and Revolving Credit Facility Agreement, as amended (the 1996 Credit Agreement), which provided for bank borrowings of up to $300.0. On July 27, 2001, we entered into a Five-Year Revolving Credit and Competitive Advance Facility Agreement and a 364-Day Revolving Credit and Competitive Advance Facility Agreement (the 2001 Credit Agreements), each of which allowed for up to $192.5 in aggregate principal amount of bank borrowings.

Interest under the 2001 Credit Agreements was based on several pricing options that varied based upon our credit rating. Borrowings from these facilities were allowed to be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Non-financial covenants included restrictions on our ability to incur additional debt for money borrowed, create liens and guarantee indebtedness. The financial covenants included minimum interest coverage and maximum leverage ratios.

On May 20, 2002, we entered into a $950.0 Term Loan Agreement with a syndicate of banks and other financial institutions and we amended and restated the Five-Year Revolving Credit and Competitive Advance Facility Agreement to conform it to the Term Loan Agreement (the 2002 Credit Agreements); we also terminated the 364-Day Revolving Credit and Competitive Advance Facility Agreement. Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Borrowings under the 2002 Credit Agreements bear interest at either LIBOR plus a spread based upon our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. The interest rate is required to be reset from time to time for periods of up to six months. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants. Non-financial covenants include limitations on: additional debt for money borrowed and related guarantees; acquisitions; mergers and asset transfers; share repurchases; liens; and dividend payments. Financial covenants include minimum interest and fixed charge coverage, maximum leverage ratios and limitations on annual capital expenditures. As of June 30, 2002, we were in compliance with these covenants. In addition, subsequent to June 30, 2002, we are required to enter into one or more interest rate protection agreements to fix or limit the interest cost with respect to at least one third of the outstanding borrowings under the Term Loan Agreement for a period of not less than three years.

The Term Loan Agreement requires quarterly principal repayments, beginning with the first quarter of fiscal 2003, with the final payment due in fiscal 2008. Total payments required during that period are as follows:

                   2003                   $ 132.0
                   2004                      32.0
                   2005                      57.0
                   2006                      82.0
                   2007                      82.0
                   2008                     565.0
                                          -------
                   Total                  $ 950.0
                                          =======

On May 20, 2002, we borrowed $950.0 under the Term Loan Agreement to finance the Reiman acquisition purchase price and pay related financing and transaction costs, to finance our proposed recapitalization (See
Note 15, Subsequent Events) and to refinance obligations under the 2001 Credit Agreements. In the event the recapitalization transactions are completed by December 31, 2002, the $100.0 of principal borrowed under the Term Loan Agreement would be used to finance these transactions.
As a result, $100.0 included in loans and notes payable on the balance sheet would be reclassified to long-term debt.

In the second quarter of 2002, we filed a shelf registration statement with the Securities and Exchange Commission allowing us to issue up to $500.0 of public debt securities. As of June 30, 2002, no securities had been issued under the registration statement.

At June 30, 2002, we had borrowings of $950.7 outstanding, of which $132.7 is classified as short-term debt and included in loans and notes payable on our balance sheet. The average interest rate on borrowings was 3.8% for 2002. At June 30, 2001, we had short-term borrowings of $160.3 outstanding. The weighted average interest rate in 2001 for these borrowings was 6.4%. The carrying amount of the borrowings approximated fair value at June 30, 2002 and 2001.

Lines of Credit

International lines of credit totaled $11.7 at June 30, 2002, and $34.3 at June 30, 2001, of which no amounts were outstanding at these respective dates. These lines of credit expire at various dates throughout 2003.

Note 12        Capital Stock

Capital stock and treasury stock consist of the following:

                                                      2002        2001
First preferred stock,
  par value $1.00 per share;
  authorized 40,000 shares;
  issued and outstanding 29,720 shares             $    3.0     $    3.0
Second preferred stock,
  par value $1.00 per share;
  authorized 120,000 shares;
  issued and outstanding 103,720 shares                10.3         10.3
Third subordinated preferred stock,
  par value $1.00 per share;
  authorized 230,000 shares;
  issued and outstanding 155,022 shares                15.5         15.5
Preference stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued and outstanding none                            --           --
                                                   --------     --------
Total preferred stock                                  28.8         28.8
                                                   --------     --------

Class A nonvoting common stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  issued 119,428,472 shares                             1.2          1.2
Class B voting common stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued 21,716,057 shares                              0.2          0.2
                                                   --------     --------

Total common stock                                      1.4          1.4

Unamortized restricted stock                           (4.7)        (0.6)
                                                   --------     --------
Total capital stock                                $   25.5     $   29.6
                                                   ========     ========

Common stock in treasury, at cost
  Class A shares:  32,337,230 in 2002 and
    29,211,011 in 2001                             $ (709.8)    $ (662.7)
  Class B shares:  9,283,893 in 2002 and 2001        (239.9)      (239.9)
                                                   --------     --------
Total common stock in treasury, at cost            $ (949.7)    $ (902.6)
                                                   ========     ========

All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference has been appropriated from retained earnings and is shown as part of the value of preferred stock. At our option and at any time, all preferred stock is redeemable at $105.00 per share plus accrued dividends. The terms of the first preferred stock and the second preferred stock provide for annual cumulative dividends of $4.00 per share. The terms of the third subordinated preferred stock provide for annual cumulative dividends of $5.00 per share.

Share Exchange

In September 1999, we executed a share exchange with the DeWitt Wallace-Reader's Digest Fund and the Lila Wallace-Reader's Digest Fund (the Funds). Under the terms of the exchange, the Funds exchanged approximately 9.3 million shares of Class B voting common stock (Class
B) for approximately 8.0 million shares of Class A stock, at an exchange ratio of 0.865 Class A shares for each Class B share. As a result, we exchanged Class A treasury shares at a cost of $164.9 and a market value of $239.9, for Class B shares, resulting in additional paid-in capital of $75.0.

Share Repurchase Authorization

As of June 30, 2002, under various share repurchase authorizations (announced during 2000, 2001 and 2002), we have repurchased 8.6 million shares of our Class A nonvoting common stock for approximately $231.7 (3.6 million shares totaling $64.1 during 2002, 1.0 million shares totaling $34.1 during 2001 and 4.0 million shares totaling $133.5 during 2000). As of June 30, 2002, we had $186.0 remaining under a $250.0 share repurchase authorization announced in May 2001. We do not expect to repurchase additional shares during any period when repurchases are prohibited under the 2002 Credit Agreements (see Note 11, Debt).

Note 13        Commitments and Contingencies

General Litigation

We are a defendant in lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel on such matters, recoveries, if any, by plaintiffs and claimants (net of reserves established) would not significantly affect our financial position or our results of operations.

In March 2001, we announced a voluntary comprehensive agreement with attorneys general for 32 states and the District of Columbia regarding standards for direct mail sweepstakes promotions. In March 2002, we signed a similar agreement with the attorney general of an additional state. We are promoting consumer education and have adopted standards for promotions in the United States similar to those agreed to by other direct marketing and publishing companies. The agreements include establishment of a consumer fund of approximately $6.4 to be used at the discretion of the attorneys general for activities including consumer education efforts. In addition, we will include with all sweepstakes promotion mailings a fact sheet that explains in detail how our sweepstakes work and have modified the language and packaging we use for those mailings. We have paid the total amount due under the agreements, all of which was accrued in prior periods.

In 1996, Northeast Sort & Fulfillment Corp. (NSF) filed suit against Reader's Digest and a subsidiary for wrongful termination of NSF's contract to provide mail processing services to us. In August 2001, the Supreme Court of the State of New York, County of Westchester, granted NSF's motion for summary judgment and ordered a trial on the issue of damages for breach of contract, which is scheduled to begin in September 2002. We have appealed the Court's decision and intend to defend vigorously to reduce any damages that may be awarded. As of June 30, 2002, we believe our reserves for this matter are adequate.

Supply and Service Agreements

We maintain several long-term agreements with vendors primarily for the purchase of paper, printing and fulfillment services. These agreements expire at various times through fiscal 2007.

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers.

Sale and Leaseback

During 1999, we sold and leased back a portion of our operating facility in the United Kingdom. The gain is being amortized on a straight-line basis over the term of the lease as a reduction in lease expense.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                                     2002       2001       2000

Rental expense                    $   18.9    $  17.1    $  20.6
Sublease income                       (4.9)      (2.6)      (1.6)
                                  --------    -------    -------
Net rental expense                $   14.0    $  14.5    $  19.0
                                  ========    =======    =======

Future minimum rental commitments, net of sublease income, for noncancelable operating leases for the next five fiscal years and thereafter are as follows:

                         Minimum         Minimum
                          Rental         Sublease
                         Payments         Income             Net

2003                      $ 17.0         $  (5.0)          $ 12.0
2004                      $ 14.1         $  (4.8)          $  9.3
2005                      $ 12.6         $  (4.9)          $  7.7
2006                      $ 10.7         $  (4.9)          $  5.8
2007                      $ 10.2         $  (4.8)          $  5.4
Later years               $ 64.2         $ (33.3)          $ 30.9


Note 14        Segments

During the fourth quarter of 2002 we modified our reporting segments to reflect our new internal management organization. We have restated operating segment results of operations for prior periods to conform to our new operating segments.

North America Books and Home Entertainment
   - Publishes and markets, primarily through direct marketing, Books and Home Entertainment products (Select Editions; series and general books; and music, video, Young Families, and Children's Publishing products) in the United States and Canada;
   - Includes Reader's Digest Magazine Limited (Canada), which publishes and markets, primarily through direct marketing, Reader's Digest magazine in Canada;
   - Sells Reader's Digest magazine and other publishers' magazines and products through youth fundraising campaigns of Quality Service Programs Inc. in Canada;
   - Sells books and gift items, including Reader's Digest Books and Home Entertainment products, by display marketing products on-site through independent sales representatives, at schools and businesses through Books Are Fun in the United States;
   - Includes the operations of our financial services alliances in the United States and Canada; and
   - Includes the operations of Gifts.com, Inc. (including Good Catalog Company), which will cease operations in fiscal 2003.

U.S. Magazines
   - Publishes and markets, primarily through direct marketing, Reader's Digest magazine and several special interest magazines in the United States;
   - Publishes and markets, primarily through direct marketing several magazines and books as well as operating complementary businesses of Reiman Media Group, Inc., which we acquired on May 20, 2002; and
   - Sells its magazines and other publishers' magazines and products through youth fundraising campaigns of QSP in the United States.

International Businesses
   -    Operates outside of the United States and Canada;
   - Publishes and markets, primarily through direct marketing, Books and Home Entertainment products (described above), Reader's Digest magazine in numerous editions and languages, and several special interest magazines; and
   - Includes the operations of our financial services alliances and other new business development initiatives, including the introduction of display marketing and youth-fundraising marketing, in some of our international markets.

Reportable segments are based on our method of internal reporting and each operating segment is a strategic business unit that is managed separately. Prior period revenue and operating profit (loss) information has been restated to present our three reportable segments. Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies. In addition, we allocate all corporate administrative costs to operating segments on the basis of headcount and, where appropriate, revenue and estimated usage.

We evaluate performance and allocate resources based on operating income from continuing operations excluding other operating items. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, marketable securities and certain other current assets. Sales are attributed to countries based on selling location. Long-lived assets are principally composed of property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Operating Segment Financial Information

                                                                      Years ended June 30,
                                                                  2002        2001       2000
Revenues
  North America Books and Home Entertainment                  $    670.3  $    756.8  $    746.9
  U.S. Magazines                                                   626.6       652.5       581.6
  International Businesses                                       1,071.7     1,108.9     1,156.0
                                                              ----------  ----------  ----------
Total revenues                                                $  2,368.6  $  2,518.2  $  2,484.5
                                                              ==========  ==========  ==========
Operating profit (loss)
  North America Books and Home Entertainment                  $     14.3  $     55.8  $     51.0
  U.S. Magazines                                                    80.7        77.1        89.9
  International Businesses                                          89.4       114.5       116.3
                                                              ----------  ----------  ----------
Segment operating profit                                           184.4       247.4       257.2
Other operating items                                              (26.7)      (18.4)       (3.4)
                                                              ----------  ----------  ----------
Total operating profit                                        $    157.7  $    229.0  $    253.8
                                                              ==========  ==========  ==========
Identifiable assets
  North America Books and Home Entertainment                  $    447.0  $    628.2  $    559.2
  U.S. Magazines                                                 1,395.8       190.0       146.4
  International Businesses                                         561.5       480.0       541.6
  Corporate                                                        298.4       382.7       488.3
                                                              ----------  ----------  ----------
Total identifiable assets                                     $  2,702.7  $  1,680.9  $  1,735.5
                                                              ==========  ==========  ==========

                                                                       Years ended June 30,
                                                                  2002        2001       2000
Depreciation, amortization and asset impairments
  North America Books and Home Entertainment                  $      6.0  $     22.8  $     21.4
  U.S. Magazines                                                     9.2        17.6        13.2
  International Businesses                                          10.9        10.8        15.8
  Corporate                                                         21.5        12.2         0.8
                                                              ----------  ----------  ----------
Total depreciation, amortization and asset impairments        $     47.6  $     63.4  $     51.2
                                                              ==========  ==========  ==========

Capital expenditures
  North America Books and Home Entertainment                  $      1.8  $      2.9  $      9.8
  U.S. Magazines                                                     3.6         4.8         9.9
  International Businesses                                           6.5         9.4        10.3
  Corporate                                                         12.7        26.4         4.3
                                                              ----------  ----------  ----------
Total capital expenditures                                    $     24.6  $     43.5  $     34.3
                                                              ==========  ==========  ==========


Information about geographic areas is as follows:

                                     Years ended June 30,
                                  2002       2001        2000

Revenues
   United States               $ 1,176.7   $ 1,280.9   $ 1,229.1
   International                 1,196.3     1,240.7     1,261.0
   Inter-area                       (4.4)       (3.4)       (5.6)
                                --------    --------    --------
Total revenues                 $ 2,368.6   $ 2,518.2   $ 2,484.5
                                ========    ========    ========
Revenues inter-area
   United States               $    (2.8)  $    (1.8)  $    (1.9)
   International                    (1.6)       (1.6)       (3.7)
                                --------    --------    --------
Total revenues inter-area      $    (4.4)  $    (3.4)  $    (5.6)
                                ========    ========    ========
Long-lived assets
   United States               $ 1,646.6   $   688.4   $   665.3
   International                   107.2       102.5        80.5
                                --------    --------    --------
Total long-lived assets        $ 1,753.8   $   790.9   $   745.8
                                ========    ========    ========


Note 15        Subsequent Events

On April 12, 2002, we entered into an agreement with the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. providing for a series of actions that would result in all shares of our Class B Voting Common Stock and Class A Nonvoting Common Stock being recapitalized into a single class of common stock with one vote per share. These actions included: (1) our repurchase of approximately 3.6 million shares of Class B stock from the Funds for approximately $100.0 in cash; (2) the recapitalization of each remaining Class B share into 1.24 shares of common stock and the recapitalization of each Class A share into one share of common stock; and (3) the amendment of our charter to, among other things, reflect the reclassification of the stock, divide our board of directors into three classes and eliminate the ability of our stockholders to act by written consent without a meeting (the recapitalization transactions). As previously announced, the recapitalization transactions are subject to approval by our Class B shareholders. On a pro forma basis, if the recapitalization had occurred on June 30, 2002, both our basic and diluted earnings per share would have been $0.90, due to the change in the number of shares and that would be outstanding.

After we announced the agreement relating to the recapitalization transactions, several of our stockholders commenced litigation alleging, among other things, that the recapitalization transactions are unfair and seeking, among other forms of relief, a preliminary and permanent injunction against the recapitalization transactions. On August 14, 2002, pursuant to the order of the Delaware Supreme Court, the Delaware Court of Chancery entered a preliminary injunction with respect to the recapitalization transactions pending a trial on the merits.

If the recapitalization transactions are completed, we will incur a non-cash compensation charge to reflect the new measurement date for our outstanding stock options and unvested restricted stock awards. Total compensation expense related to this new measurement date is not determinable at this time. It will be based on the difference between the market price of our stock on the date the recapitalization transactions are completed and the option exercise price for those options where the market price exceeds the option exercise price. Compensation expense related to vested stock option awards will be charged against earnings in the period the recapitalization transactions are completed. Compensation expense related to unvested stock option awards and unvested restricted stock will be recognized over the remaining vesting period. See Note 9, Employee Compensation Plans, for further details on average vesting periods of awards.

In May 2000, QSP entered into a licensing agreement with World's Finest Chocolate that provides for QSP's commitment to purchase annual minimum amounts of World's Finest Chocolate products and the exclusive right to sell those products for fundraising purposes through 2010. In September 2002, QSP and World's Finest Chocolate entered into an amendment to the licensing agreement. The amendment extends the term of the initial agreement by ten years, reduces the annual minimum purchase requirements, adjusts pricing favorably to QSP and permits QSP to sell World's Finest Chocolate products through channels other than fundraising under specified circumstances. In connection with these changes, QSP will pay $7.5 to World's Finest Chocolate in the first quarter of fiscal 2003 and $3.0 in the fourth quarter of fiscal 2003.

Independent Auditors' Report



The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for the cost of certain inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Also, as discussed in Notes 1 and 2, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," in the year ended June 30, 2002.



/S/KPMG LLP

New York, New York
July 24, 2002, except for
Note 15 which is as of September 18, 2002

Report of Management






We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles; certain estimates and judgments were applied as required. Financial information in this Annual Report is consistent with that in the financial statements.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system of internal safeguards is characterized by a control-oriented environment that includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

In accordance with the requirements of the recently signed
Sarbanes-Oxley Act of 2002, we have filed our written certification with the Securities and Exchange Commission. The certification has been filed as an exhibit to our Form-10-K for the fiscal year ended June 30, 2002.

KPMG LLP, independent auditors, have audited and reported on our consolidated financial statements. Their report is presented herein.

The Audit Committee of the Board, composed of non-management directors, meets periodically with KPMG LLP, the company's internal auditors and management representatives to review internal accounting control, auditing and financial reporting matters. Both KPMG LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with the committee with or without management present.





/s/THOMAS O. RYDER
Thomas O. Ryder
Chairman of the Board and
Chief Executive Officer


/S/MICHAEL S. GELTZEILER
Michael S. Geltzeiler
Senior Vice President and
Chief Financial Officer

Selected Financial Data


 In millions, except per share data                   2002(2)       2001(3)        2000(4)        1999(5)      1998(6)

Income Statement Data
Revenues                                           $    2,368.6   $   2,518.2   $    2,484.5   $    2,458.5   $ 2,618.5
EBITDA as adjusted(1)                              $      220.3   $     304.2   $      304.7   $      210.7   $   146.3
Operating profit                                   $      157.7   $     229.0   $      253.8   $      129.1   $    30.2
Net income                                         $       91.2   $     132.1   $      144.7   $      151.9   $    17.9
Basic and diluted earnings per share               $ 0.90/$0.89   $1.27/$1.26   $ 1.35/$1.34   $ 1.40/$1.39       $0.16
Dividends per common share                                $0.20         $0.20          $0.20          $0.38       $0.90

Balance Sheet Data                                                  RESTATED       RESTATED      RESTATED      RESTATED
Cash and cash equivalents, short-term investments
  and marketable securities                        $      114.7   $      47.3   $      227.6   $      437.2   $   126.1
Total assets                                       $    2,702.7   $   1,680.9   $    1,735.5   $    1,622.3   $ 1,507.5
Stockholders' equity                               $      471.9   $     459.8   $      478.8   $      385.1   $   262.2
Weighted-average common shares outstanding
  (basic and diluted)                               100.2/100.6   102.7/103.7    106.0/107.0    107.3/108.0       106.5
Book value per common share                               $4.71         $4.47          $4.51          $3.59       $2.46

  (1) Earnings before interest, taxes, depreciation and amortization (EBITDA), as adjusted, represents operating profit excluding other operating items, depreciation and amortization.
  (2) Results for 2002 include the net effect of fourth quarter adjustments and charges (aggregate pre-tax charges of $(26.7)).
  (3) Results for 2001 include the net effect of second quarter adjustments and fourth quarter charges (aggregate pre-tax charges of $(18.4)).
  (4) Results for 2000 include the net effect of third quarter charges and fourth quarter adjustments (aggregate pre-tax charges of $(3.4)).
  (5) Results for 1999 include the net effect of second and fourth quarter charges (aggregate pre-tax charges of $(37.9)).
  (6) Results for 1998 include the effect of first quarter charges (aggregate pre-tax charges of $(70.0)).
        RESTATED - Total assets, stockholders' equity and book value per common share were restated in accordance with APB No. 20 to reflect the change from LIFO to FIFO. See Note 1 of Notes to Consolidated Financial Statements.


Selected Quarterly Financial Data and Dividend and Market Information (Unaudited)



 In millions, except
  per share data and                Operating                       Net Income (Loss)                  Stock Price Range
  shareholder                         Profit     Dividends              Per Share  Per Share                High - Low
  information             Revenues    (Loss)   Per Share(1)    Amount     Basic     Diluted         Class A          Class B


 2002
   First Quarter          $  497.5    $   2.8     $0.05      $  (1.1)    $(0.01)    $(0.01)     $28.64 - $16.68   $26.40 - $16.40
   Second Quarter            784.0      126.6     $0.05         78.8       0.78       0.78      $23.56 - $15.65   $22.65 - $15.70
   Third Quarter             541.8       21.7     $0.05         16.4       0.16       0.16      $23.20 - $19.99   $23.80 - $19.80
   Fourth Quarter(2)         545.3        6.6     $0.05         (2.9)     (0.03)     (0.03)     $24.15 - $18.73   $29.40 - $22.90

                          $ 2,368.6   $ 157.7     $0.20      $  91.2      $0.90      $0.89      $28.64 - $15.65   $29.40 - $15.70


 2001
   First Quarter          $  551.5    $  44.3     $0.05      $  22.3      $0.21      $0.21      $41.88 - $33.13   $38.00 - $29.63
   Second Quarter(3)         824.3      164.4      0.05        103.8       1.01       0.99      $40.44 - $32.44   $35.88 - $28.75
   Third Quarter             597.9       40.3      0.05         27.9       0.27       0.27      $40.50 - $26.25   $35.25 - $23.25
   Fourth Quarter(3)         544.5      (20.0)      0.05       (21.9)     (0.22)     (0.22)     $29.98 - $25.50   $27.10 - $23.00

                          $ 2,518.2   $ 229.0     $0.20      $ 132.1      $1.27      $1.26      $41.88 - $25.50   $38.00 - $23.00

  As of June 30, 2002, our Class A stock and Class B stock were listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. At that time there were approximately 1,804 holders of record of our Class A stock and 173 holders of record of our Class B stock.
   (1) Cash dividends on common stock are declared and paid share and share alike on Class A stock and Class B stock.
   (2) Results for 2002 include the net effect of fourth quarter pre-tax adjustments of $8.9 and pre-tax charges of $(35.6).
   (3) Results for 2001 include the net effect of second quarter pre-tax adjustments of $8.2 and fourth quarter pre-tax charges of $(26.6).


The Reader's Digest Association, Inc. and Subsidiaries